NO ACT.

PE

12-24-13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

14005263

FEB 21 2014

Washington, DC 20549

February, 21, 2014

Brett A. Pletcher
Gilead Sciences, Inc.
brett.pletcher@gilead.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-21-14

Re: Gilead Sciences, Inc.
Incoming letter dated December 24, 2013

Dear Mr. Pletcher:

This is in response to your letters dated December 24, 2013, January 14, 2014 and February 4, 2014 concerning the shareholder proposal submitted to Gilead by Michael Weinstein. We also have received letters from the proponent dated January 7, 2014, January 28, 2014 and February 11, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Tim Boyd
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Gilead Sciences, Inc.
Incoming letter dated December 24, 2013

The proposal requests that the board adopt a policy that incentive compensation for the chief executive officer should include non-financial measures based on patient access to the company's medicines.

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Gilead may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to conclude that Gilead has met its burden of establishing that Gilead may exclude the proposal under rule 14a-8(i)(7) as a matter relating to the company's ordinary business operations. Accordingly, we do not believe that Gilead may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2014

Michael Weinstein

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Gilead Sciences, Inc. – Omission of Shareholder Proposal of Michael Weinstein

Dear Ladies and Gentlemen:

This letter is in response to the letter to the Staff, dated February 4, 2014, submitted by Brett A. Pletcher on behalf of Gilead Sciences (the "Company") regarding the shareholder proposal (" the Proposal") I submitted to the company on November 20, 2013. In accordance with SEC regulations, a copy of this letter has been provided to the Company.

Over the course of this dispute, Gilead has whittled away its various justifications for denying my rights as a shareholder down to a single objection; the Company believes that, given the public advocacy of the non-profit AIDS Healthcare Foundation (AHF) on behalf of people with HIV/AIDS, my role as AHF CEO inherently disqualifies me from submitting any shareholder proposal to the company, regardless of its content.

As the previous correspondence sent on my behalf to the Commission has demonstrated, this is a baseless justification for denying my rights as a shareholder. The Proposal submitted to Gilead proposes that the board adopt a policy by which "incentive compensation for the Chief Executive Officer should include non-financial measures based on patient access to the Company's medicines." Neither AHF nor myself stand to gain if the Company chooses to increase or decrease the compensation for their CEO based on the measures proposed in this policy. Moreover, the Supporting Statement included with the Proposal specifically notes that government controls to reduce the price of Gilead medicines would "not only weaken the long-term financial growth of the Company, but shareholder value."

While Gilead has provided extensive documentation of AHF's public advocacy for affordable drug pricing for taxpayer-funded health programs, it has provided no evidence to support its pretense that my Proposal would enact a policy consistent with this goal. The Proposal itself does not call for the Company to reduce the price of its products, and it does not make any claim regarding the pricing of the Company's products. Given this, AHF's public advocacy (and my role as AHF CEO), is irrelevant, and the Commission should not accept Gilead's rejection of my proposal on such a basis. Gilead itself is aware of this, having asked the Commission to provide it an opportunity to "confer with the Staff concerning these matters prior to the Staff's response" in its previous letter in anticipation that the Commission would not support the Company's rejection of my Proposal.

Ultimately, the Commission's role in this matter is not to protect the interests of Gilead, a company with nearly unlimited resources and power to defeat the proposals of individual shareholders. Its stated mission is "to protect shareholders", and in doing so it cannot accept the rejection of my duly submitted Proposal.

Once again, I reiterate my request that the Commission not accept Gilead's request to deny the Proposal from its proxy statement and allow shareholders to vote on it during the 2014 Annual Meeting of Stockholders. At that time, the Company and other stockholders will have the opportunity to debate the merits of the Proposal itself, and the relevance of my role as CEO of the AIDS Healthcare Foundation.

For questions related to this matter, I authorize Timothy Boyd to respond to such matters on his behalf. Mr. Boyd can be reached by phone at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Michael Weinstein

Cc: Tim Boyd
Brett A. Pletcher

GILEAD
Advancing Therapeutics.
Improving Lives.

February 4, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2014 Annual Meeting
Second Supplement to Letter dated December 24, 2013
Relating to Shareholder Proposal of Michael Weinstein

Ladies and Gentlemen:

We refer to our letter, dated December 24, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Michael Weinstein (the "Proponent") may properly be omitted from the proxy materials to be distributed by Gilead Sciences, Inc., a Delaware corporation (the "Company"), in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials").

On January 7, 2014, Tim Boyd, on behalf of the Proponent, submitted a letter to the Staff objecting to the No-Action Request (the "Proponent's First Letter"), and on January 14, 2014, we submitted a letter to the Staff responding to the Proponent's First Letter (the "Company's Supplemental Letter").

This letter is in response to the second letter to the Staff, dated January 28, 2014, submitted by Tim Boyd, on behalf of the Proponent (the "Proponent's Second Letter"), and further supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

I. The Company Has Not Abandoned Any of Its Arguments.

The Proponent's Second Letter asserts at various points that the Company "no longer supports" various bases for exclusion of the Proposal set forth in the No-Action Request. This contention is incorrect and is based on a misreading of the Company's Supplemental Letter. The Company has not "abandoned" any of its arguments and continues to believe that the Proposal may properly be excluded for all of the reasons set forth in the No-Action Request.

II. The Proponent and AHF Are Inextricably Intertwined.

The Proponent's Second Letter also asserts that the Proponent's role as CEO of the AIDS Healthcare Foundation ("AHF") is not relevant to the Proposal. However, it is well established that the Proponent, who co-founded AHF and serves as its President, is inextricably intertwined with AHF and that the Proponent and AHF mutually support and further each other's interests. Despite the Proponent's characterization of AHF as a mere "employer" and disclaimer of AHF's interest in the Proposal, it is clear that the Proponent uses AHF to further the Proposal and his and AHF's campaign against the Company. For example, the Proponent's representative with regard to the Proposal is Tim Boyd, AHF's Director of Domestic Policy, and AHF issued a press release on January 14, 2014 (attached hereto as Exhibit A) publicizing the Proposal and the No-Action Request under the headline, "Gilead Asks SEC to Block CEO Pay Resolution." This is not the first instance in which the Proponent has used AHF to further his agenda. As described in a recent article from the Los Angeles Times (attached hereto as Exhibit B and also available on AHF's website), both the Proponent and AHF together have filed lawsuits against Los Angeles County. Thus, the Proponent's claim that he is not "submitting a proposal that attempts to insert the public advocacy positions of his employer into shareholder deliberations" is without merit and ignores the Proponent's long history of using whatever means are available, including "lawsuits, political activities and publicity maneuvers" to further his and AHF's agenda. The submission of the Proposal is not an example of an individual advancing the interests of the Company's stockholders generally, but rather, another tactic calculated to pressure the Company to do what the Proponent and AHF have been advocating for years.

III. Conclusion

For the reasons stated above and in the No-Action Request and the Company's Supplemental Letter, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Brett A. Pletcher

Brett A. Pletcher
Senior Vice President and General Counsel

cc: Michael Weinstein
Timothy Boyd

EXHIBIT A

Aids Healthcare Foundation Press Release:
"Gilead Asks SEC to Block CEO Pay Resolution"

AHF AIDS HEALTHCARE FOUNDATION

HIV/AIDS | Advocacy / Take Action | Medical Services | Global Programs | Media Center | About

Patients in Care:

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CUTTING EDGE MEDICINE AND ADVOCACY REGARDLESS OF ABILITY TO PAY.

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16 Jan 2014 - by AHF - in News Coverage - 0 Comments

Late last year, AHF President and Gilead stockholder Michael Weinstein submitted a shareholder proposal, "Patient Access as a Criterion of Executive Compensation," for consideration for shareholder Proxy vote in conjunction with the 2014 Annual Meeting of Gilead Stockholders.

However, Gilead officials rejected the proposal outright without any prior consultation with Weinstein to resolve alleged discrepancies in his proposal—as required under SEC regulations. Weinstein is now asking the Securities & Exchange Commission to deny Gilead's request for exclusion of the


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To commemorate Martin Luther King Jr. Day (observed Jan. 20), AIDS Healthcare Foundation, is releasing a new national billboard awareness campaign headlined "AIDS is a Civil Rights Issue."

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proposal from its Proxy and allow shareholders to vote on it during Gilead's 2014 Annual Meeting in May.

WASHINGTON (January 14, 2014) AIDS Healthcare Foundation (AHF) President and Gilead Sciences stockholder Michael Weinstein has written to the Securities and Exchange Commission (SEC) asking the SEC to deny Gilead's recent request to exclude a shareholder proposal submitted by Weinstein to Gilead that was intended to be included in its Proxy for shareholder vote during Gilead's 2014 Annual Meeting in May. Late last year, Weinstein submitted a shareholder proposal titled, "Patient Access as a Criterion of Executive Compensation," for consideration for shareholder vote in conjunction with the 2014 Annual Meeting. The proposal would tie executive compensation to Gilead to the affordability and availability of its lifesaving medications.

However, Gilead rejected Weinstein's proposal without any prior consultation with Weinstein to resolve alleged discrepancies in his proposal—as required under SEC regulations. Weinstein is now asking the SEC to deny Gilead's request for the exclusion of his proposal from its Proxy and allow shareholders the opportunity to vote on it during this year's Annual Meeting.

"The matter addressed in my shareholder proposal is of direct relevance to the shareholders of Gilead: The proposal ties a portion of executive compensation to patient access to Gilead's medications—a new degree of accountability that recognizes the unique role pharmaceutical companies play both as businesses and in society. Gilead CEO John Martin's reported five-year total compensation through 2012 was over $250 million. During some of those same years, as many as 10,000 vulnerable low-income Americans living with HIV/AIDS lingered on waiting lists for access to lifesaving AIDS drugs," said Weinstein. "In seeking to exclude this proposal from its 2014 proxy, Gilead is attempting to devalue shareholder input on this matter. Moreover, it is doing so without any prior consultation with me to try and resolve any alleged discrepancies in the proposal, and on the basis of erroneous claims regarding the relevance of my role as the President of AIDS Healthcare Foundation."

Weinstein's letter to the SEC highlights five areas where he believes Gilead erred in its challenge to his shareholder proposal as submitted. These areas include:

I. Gilead failed to contact Mr. Weinstein at any point to resolve alleged discrepancies or inaccuracies in the Proposal so that it would be eligible to appear on the 2014 proxy.

II. Gilead's claim that the proposal relates to the redress of a personal claim or grievance against the company and is designed to benefit the proponent is erroneous.

III. Gilead's claim that the Proposal should be excluded because it deals with a matter relating to the Company's ordinary business operations is erroneous.

IV. Despite Gilead's claim to the contrary, the issues addressed in the Proposal are held by a large contingent of other shareholders.

V. Gilead's claim that the Proposal is materially false and misleading is unsubstantiated.

For further information on these issues, please see Weinstein's full letter to the SEC and his original shareholder proposal as submitted to Gilead (both linked above).

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EXHIBIT B

Los Angeles Times Article:
"Michael Weinstein, Leader in AIDS Movement, Has Hard-Charging Style"

latimes.com/local/la-me-weinstein-aids-20140105,0,1542856.story

latimes.com

Michael Weinstein, leader in AIDS movement, has hard-charging style

Among L.A. County leaders, the activist's eye-catching, uncompromising advocacy draws admiration and criticism.

By Seema Mehta and Abby Sewell

This article has been corrected. See note at the bottom for details.

2:00 PM PST, January 4, 2014

Los Angeles County leaders once thought the world of Michael Weinstein, president of the AIDS Healthcare Foundation.

In a gilt-edged 1992 proclamation that still hangs behind Weinstein's desk, officials declared him "a dynamic and inspirational leader" and "an unrelenting and tireless force in the struggle to stem the tide of HIV infection."

In the years since, however, that relationship has come to resemble a dysfunctional marriage, tied together by finances and need, but strained by lawsuits, acrimony and accusations of improper spending. County leaders, now engaged in a furious legal and ballot-box battle with Weinstein, accuse him of spending his nonprofit's funds on a "personal vendetta" against the county rather than on critical services for people living with HIV and AIDS.

"He's out of control," county Supervisor Zev Yaroslavsky said recently.

Just last week, as Los Angeles counted down to the New Year, Weinstein and the organization he leads once again grabbed headlines. Gay marriage opponents called for a boycott of Pasadena's iconic Tournament of Roses Parade because the foundation planned to have a gay couple wed on its float in front of millions of viewers. Critics decried the display, alternately, as inappropriate or having nothing to do with the group's mission to stamp out HIV and AIDS, Weinstein countered that encouraging committed relationships in the gay community helps stem the virus' spread.

The moment — controversial, ostentatious and eye-grabbing — was a distillation of Weinstein. His bruising style of advocacy was forged in the early days of the AIDS epidemic, when the then-young activist grew frustrated that elected leaders were paying scant attention to the thousands of people dying from the disease. Today, 30 years later, the trim, suit-clad 61-year-old travels the globe as leader of the largest private provider of AIDS services in the U.S. and, by some measures, the world.

He oversees a $750-million budget from the 21st floor of a Sunset Boulevard skyscraper, in a corner office with a panoramic view of the Hollywood sign. While the political response to AIDS has dramatically changed since that earlier era, and many other AIDS activists have toned down their rhetoric, Weinstein's tactics remain hard-charging, persistent and, at times, polarizing.

Before the Rose Parade controversy, his group bankrolled a successful 2012 county ballot measure to require condom use in the adult film industry. And more recently it has moved to break the city of Los Angeles away from the county health agency's jurisdiction, contending city residents don't get a fair share of services. County and city officials have sued to block that ballot measure.

Supporters call Weinstein a "genius;" detractors label him a "dictator." All agree that the hawkish-featured advocate remains uncompromising.

"To get anything done in government, you have to be single-minded, dedicated almost to the exclusion of everything else. Can you do that without rubbing anyone the wrong way? I suppose it's theoretically possible," said former Gov. Gray Davis, who met Weinstein while living in West Hollywood and worked with him on AIDS-related issues. "Whether you like him or not — and I like him — he's really been a positive force for change."

Weinstein's foundation holds $30 million in county contracts to provide HIV and AIDS services. But the county has repeatedly accused the group of overbilling — which he denies — and he has accused the county of improperly awarding contracts to other organizations and using the audits to retaliate for his complaints about how health services are delivered.

"We're a black sheep, but we are part of the county family," Weinstein said. "I don't know of any other entities like us, a nonprofit that takes them on the way we do and that has the clout to get away with it."

Since his teenage days in Brooklyn, Weinstein has been a rabble-rouser. At 13, he volunteered for anti-Vietnam War congressional candidate Mel Dubin in 1966. He was active in the civil-rights and fair-housing movements. He traveled to the tumultuous 1968 Democratic National Convention in Chicago.

Four years later, the long-haired high-school dropout moved to California, came out as gay and met Chris Brownlie, who would become a close friend and partner in activism.

Weinstein settled in Los Angeles for good in the early 1980s. He planned to pursue an architecture degree, but instead went into business making chocolate gold medals to coincide with the 1984 Olympics.

By then, AIDS was becoming a scourge among gay men. Elected officials were paying little attention; President Reagan did not publicly mention the disease's name until 1985.

Weinstein recalled Brownlie dragging him to a community meeting that seemed like a Saturday Night Live skit: "I said 'I cannot do this. It's like too politically correct to be endured and nothing got done.'"

But as friends and neighbors began dying — at the time a person's life expectancy after an AIDS diagnosis was measured in months, not years — he decided he had to engage.

"My activism at that point was really a way of channeling my grief, because people were dropping like flies," he said.

Weinstein and Brownlie launched a campaign to defeat a 1986 ballot measure that would have allowed the quarantining of people with AIDS. Then their attention turned to providing the dying with a dignified death, and the AIDS Hospice Foundation was born. They led marches on the homes of officials, including county Supervisor Michael D. Antonovich — who once suggested the solution to AIDS was for gay people to turn straight.

Brownlie was diagnosed with the virus in 1987. The following year — with $400,000 from the county — the foundation opened a 25-bed facility named after him in Elysian Park. Brownlie died less than a year later, with Weinstein at his bedside.

"It was one of those moments in life that changes you forever," said Mary Adair, another close friend who was there.

With the advent of drugs that slowed the progression of AIDS, the foundation expanded to treatment. Its first medical clinic opened in 1990 — today there are more than 200 worldwide — and the AIDS Hospice Foundation became the AIDS Healthcare Foundation.

The foundation currently provides services to 251,000 people in 14 states and 31 countries and operates a chain of 22 Out of the Closet thrift stores in California, Florida and Ohio. The majority of its revenue, however, comes from 34 pharmacies in 10 states that are staffed by pharmacists trained to work with people suffering from HIV and AIDS.

Throughout the expansion, conflicts with friends and foes were frequent. When the foundation opened the hospices, some in the gay community accused it of consigning AIDS patients to death. The foundation in 1990 picked a fight with AIDS Project Los Angeles — then the most successful AIDS-related nonprofit, favored by the likes of Elizabeth Taylor — over its annual AIDS Walk fundraiser, arguing that it soaked up contributions that might otherwise go to smaller organizations.

In 2000, when the foundation pushed a ballot measure in West Hollywood requiring bars to provide free condoms, posters appeared calling Weinstein, who is Jewish, a "Condom Nazi" and "an enemy of the gay community."

West Hollywood City Councilman Jeffrey Prang, who opposed the measure, noted that the city already had a voluntary free-condom program. But that failed to meet Weinstein's standard, resulting in a costly but unsuccessful campaign that "alienated people," Prang said.

Weinstein now cites it as a battle he should have approached differently, because his group's effort ended up "shedding more heat than light."

"It was sort of a righteous thing, but the politics of it became more the issue than the policy," he said.

In recent years, Weinstein's group has disagreed with many in the AIDS community over Truvada, a drug that studies have shown could substantially reduce the risk of infection. Despite winning FDA approval in 2012, he argued, the drug had not been proven effective for prevention and could discourage condom use.

Dázon Dixon Diallo, chief executive of SisterLove Inc. in Atlanta, was incensed when Weinstein's group sent out a press release opposing the treatment for women, without consulting women's organizations focused on that exact issue.

"They are bullies," she said. "And they have plenty of money to bully others with."

The question of how Weinstein spends money is a constant among his critics, who say the organization spends too much on lawsuits, political activities and publicity maneuvers like the float at the Rose Parade. They say the funds would be better spent on direct services to patients. Foundation medical staff members launched a bid to unionize last year, concerned that care was taking a back seat to advocacy and public relations.

Weinstein, who expected to earn roughly $390,000 in 2013, says that both have been fundamental to the foundation since its inception, pointing to the mission statement printed on its business cards: "Cutting-edge medicine and advocacy, regardless of ability to pay."

The $2-million campaign to make adult film actors wear condoms may be the issue that has most flustered local officials. They are still embroiled in a struggle over how to enforce it, and question the wisdom of spending so much money on an industry that has seen relatively few transmissions, instead of in communities where AIDS is growing most quickly, notably among gay and bisexual men of color.

Porn mogul Larry Flynt, who also opposed the condom mandate, said Weinstein had "played the press beautifully" on the issue.

"If the whole industry had to respond to his demands, the whole industry would just shut down. But that's not going to happen," Flynt said. "He'll get his 60 minutes of fame, I guess."

Weinstein maintains that protecting porn workers is the right thing to do. But he also concedes that the campaign is a public-relations windfall: "We got more publicity for safer sex and condoms than we ever could have gotten any other way."

The organization also does extensive work in minority communities, he added, pointing to efforts from Baton Rouge, La., and Augusta, Ga., to Jamaica and Uganda.

Weinstein, who recently married his partner of 17 years, said he tries not to take the attacks personally.

"There's a fine line between confidence and arrogance," he said. "What's happened over the decades is my confidence and the confidence of AHF has grown because we've been right."

Friend and foe alike agree that Weinstein's tactics are effective.

West Hollywood Councilman John Duran, who worked as an attorney for the Los Angeles chapter of the confrontational AIDS group ACT UP in the 1980s, recalled getting into screaming matches with Weinstein in the halls of the state Capitol over hospice regulations.

"Over the years, we've grown to respect one another, even when we don't agree. His heart is always in the right place," Duran said. "And on any political battle, I would rather be on the side of Michael Weinstein than the other side, because he's relentless."

[For the record, Jan. 4, 2014, 3:12 p.m.: An earlier version of the caption that accompanies this article spelled Michael Weinstein's last name as Feinstein.]

seema.mehta@latimes.com

abby.sewell@latimes.com

January 28, 2014

Tim Boyd

*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Gilead Sciences, Inc. – Omission of Shareholder Proposal of Michael Weinstein

Dear Ladies and Gentlemen:

This letter is in response to the letter to the Staff, dated January 14, 2014, submitted by Brett A. Pletcher on behalf of Gilead Sciences (the "Company") regarding the shareholder proposal (the "Proposal") of Michael Weinstein. In accordance with SEC regulations, a copy of this letter has been provided to the Company.

In the letter submitted by Mr. Pletcher, Gilead is attempting to insert a completely separate justification for its refusal to allow shareholders to consider the Proposal submitted by Mr. Weinstein. It is doing so having not adequately addressed the objections raised by Mr. Weinstein in the previous letter sent on his behalf to the Commission (dated January 7, 2014). Therefore, Mr. Weinstein hereby reiterates his request that the Commission deny Gilead's request of the Proposal from its proxy statement and allow shareholders to vote on it during the 2014 Annual Meeting of Stockholders.

In support of this request, Mr. Weinstein refers the Commission to his objections raised in his letter, dated January 7, 2014. In addition, Mr. Weinstein urges the Commission to consider the following:

I. Gilead no longer supports its original claim that the Proposal should be rejected because it is intended to financially benefit Mr. Weinstein's employer, the AIDS Healthcare Foundation ("AHF").

In its original submission to the Commission, dated December 24, 2013, the Company asserted that, "proposals reflecting a proponent's monetary self-interest are properly excludable," and that any decrease in the pricing of the Companies products would, "directly or indirectly benefit AHF by decreasing one area of significant AHF expense." This claim was proven false based on the information provided by Mr. Weinstein in the letter to the Commission, dated January 7, 2014, which states that, "AHF itself is not a direct financial beneficiary of its advocacy for Gilead to lower the prices it charges to government programs and insurers," and that if these entities were to obtain lower prices from the Company they would "in turn reduce the reimbursement paid to AHF. Thus, AHF would experience a decline in revenue."

Gilead has effectively abandoned this claim; having not supported it in its submission to the Commission following Mr. Weinstein's factual objections.

II. Gilead no longer supports its original claim that the Proposal should be rejected because it deals with a matter relating to the Company's ordinary business operations.

In its letter to the Commission, dated December 24, 2014, the Company asserts that, "a company may exclude a shareholder proposal if the proposal 'deals with a matter relating to the company's ordinary business operations'." Specially, the Company asserts that the Proposal deals with its "product pricing and distribution."

This assertion is patently false, as the Proposal does not make any claim or call for any action regarding pricing and distribution. In addition, it was proven false based on the information provided by Mr. Weinstein in the letter to the Commission, dated January 7, 2014, which notes that stated view on shareholder input on executive compensation is that, "Board and Compensation Committee value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers."

Once again, the Company has abandoned a central claim as to why the Proposal should be rejected, having not supported it in its submission to the Commission following Mr. Weinstein's factual objections.

III. Gilead no longer supports its original claim that the Proposal should be rejected because it is materially false and misleading.

In its letter to the Commission, dated December 24, 2014, the Company asserts that a proposal may be excluded from a company's proxy if the proposal or supporting statement includes materially false or misleading information. The Company is proposing to reject the Proposal on the basis that the information regarding its CEO compensation in the Supporting Statement is inaccurate. This was proven false based on the information provided by Mr. Weinstein in the letter to the Commission, dated January 7, 2014, which stated that, "the figures cited by Mr. Weinstein in the Supporting Statement are based on those reported by Forbes Magazine and the USA Today," and that "[a]n extensive search by Mr. Weinstein did not turn up any instances where Gilead challenged the validity of these figures. Moreover, as of the date of this letter, the figures still appear on the websites of both Forbes and USA Today with no posted corrections."

IV. Mr. Weinstein's role as CEO of the AIDS Healthcare Foundation is not relevant to the issues addressed in the Proposal.

As stated in the letter to the Commission, dated January 7, 2014, "the Proposal submitted by Mr. Weinstein neither relates to AHF's non-profit pharmacies nor its advocacy regarding Gilead's drug pricing policies. The proposal specially calls for the board to adopt a policy by which 'incentive compensation for the Chief Executive Officer should include non-financial measures based on patient access to the Company's medicines.' Neither AHF nor Mr. Weinstein stand to gain if Gilead chooses to increase or decrease the compensation for their CEO based on the measures proposed in this policy."

Gilead is attempting to conflate the aspects of AHF's advocacy for lower drug prices for taxpayer-funded health programs with the specific content of Mr. Weinstein's shareholder proposal. Mr. Weinstein is well aware that, as a shareholder, submitting a proposal that attempts to insert the public advocacy positions of his employer into shareholder deliberations would be a potential conflict of interest. That is not what has been submitted to the company.

Mr. Weinstein's proposal makes no mention of the Company's product pricing or distribution. It contains no statement of policy that, if adopted by shareholders, would direct company pricing or distribution. It contains no mechanism or policy intended to benefit Mr. Weinstein or his employer, AHF.

The Proposal reflects Mr. Weinstein's view as a shareholder on a matter that has been established to be relevant to other stockholders. He followed SEC rules in preparing and submitting the Proposal. The Company does not have the right to exclude Mr. Weinstein's proposal because they simply do not like what it says.

In conclusion, the Company has abandoned its original claims to the Commission after they have been proven patently false. In its attempt to devalue shareholder input on executive compensation, it has submitted new claims that are completely irrelevant to the content of the Proposal submitted by Mr. Weinstein.

Therefore, Mr. Weinstein reiterates his request that the Commission deny Gilead's request of the Proposal from its proxy statement and allow shareholders to vote on it during the 2014 Annual Meeting of Stockholders. At that time, the Company and other stockholders will have the opportunity to debate the merits of Mr. Weinstein and the Proposal.

For questions related to this matter, Mr. Weinstein authorizes Timothy Boyd to respond to such matters on his behalf. Mr. Boyd can be reached by phone at *** FISMA & OMB Memorandum M-07-16 *** by fax at *** FISMA & OMB Memorandum M-07-16 ***, or by mail at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Michael Weinstein

Tim Boyd

Cc: Michael Weinstein
Brett A. Pletcher

GILEAD

Advancing Therapeutics.
Improving Lives.

January 14, 2014

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2014 Annual Meeting
Supplement to Letter dated December 24, 2013
Relating to Shareholder Proposal of Michael Weinstein

Ladies and Gentlemen:

We refer to our letter, dated December 24, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Michael Weinstein (the "Proponent") may properly be omitted from the proxy materials to be distributed by Gilead Sciences, Inc., a Delaware corporation (the "Company"), in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials").

This letter is in response to the letter to the Staff, dated January 7, 2014, submitted by Tim Boyd, on behalf of the Proponent (the "Proponent's Letter"), and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

As an initial matter, the Proponent's Letter incorrectly asserts that the Company was obligated to contact the Proponent to inform him of any discrepancies or issues relating to the Proposal. While Rule 14a-8(f) applies to notice of procedural and eligibility deficiencies in a proposal, Rule 14a-8 does not require prior notice to a proponent of the substantive grounds for exclusion pursuant to Rule 14a-8(i). The Company has not sought to exclude the Proposal from the 2014 Proxy Materials on procedural or eligibility grounds and, accordingly, the Company was under no obligation to give the Proponent prior notice of the substantive deficiencies in the Proposal.

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA
Phone 650 574 3000 *facsimile* 650 578 9264 www.gilead.com

I. The Proponent's Letter Fails to Refute the Fact that the Proposal Relates to a Personal Claim or Grievance Against the Company and Benefits the Proponent.

The Proponent's Letter does not deny or make any attempt to dispute the fact that AHF has engaged in a longstanding campaign of harassment against the Company regarding its pricing policies. Rather, the Proponent's Letter asserts that the Proposal does not relate to the Proponent's "advocacy regarding Gilead's drug pricing policies." However, it is clear from the Proposal and the Proponent's Letter that the Proposal is very much focused on the Company's drug pricing policies and that the Proponent "is acting on behalf of [AHF], not himself, to carry out its public health mission."

The Proponent's Letter also contends that because AHF would not be a direct financial beneficiary of its advocacy for lower prices charged to government programs and insurers, Rule 14a-8(i)(4) does not apply. However, there is no requirement in Rule 14a-8(i)(4) that the benefit be a direct financial benefit to the Proponent. As the Commission made clear in Release No. 34-19135 (October 14, 1982), Rule 14a-8(i)(4) is intended to exclude shareholder proposals that can be "used to harass issuers into giving the proponent some particular benefit *or to accomplish objectives particular to the proponent*" (emphasis added).

In addition, the Proponent's Letter argues that the Proposal is of direct relevance to other stockholders such as the California Public Employees' Retirement System ("CalPERS") and the California State Teachers' Retirement System ("CalSTRS"). While large shareholders such as CalPERS and CalSTERS obviously have an interest in companies that, as the CalPERS letter puts it, "optimize operating performance, profitability and ultimately returns to shareholders," these organizations are not in the business of providing the Company's medications to patients, as AHF is. Accordingly, the Proponent's interest in including the Proposal in the 2014 Proxy Materials and the benefit that would accrue to the Proponent and AHF, on whose behalf the Proponent is acting, if the Proposal were approved are markedly different than those of stockholders at large.

II. The Proponent's Letter Mistakenly Relies on the Company's "Say-on-Pay" Votes as Grounds to Permit Shareholder Proposals Relating to Executive Compensation and Fails to Refute the Fact that the Proposal Relates to the Company's Drug Pricing Policies.

The Proponent's Letter claims that the Company, by virtue of providing stockholders with an advisory vote on executive compensation, as required by the Dodd-Frank Act, has consequently "encourag[ed] its stockholders" to use the shareholder proposal process to address executive compensation maters. Rather, the advisory say-on-pay votes mandated by the Dodd-Frank Act are wholly unrelated to the Rule 14a-8 shareholder proposal process. Moreover, as more fully set forth in the No-Action Request, proposals focusing on ordinary business operations are excludable under Rule 14a-8(i)(7) even if the proposal incorporates an element involving executive compensation or another significant policy concern. *See, e.g., Walt Disney*

Co. (St. Joseph Health System) (Dec. 15, 2004) (concurring in the exclusion of a proposal that the company's board "when setting executive compensation ... include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet"). As the Proposal, the facts surrounding its submission and the Proponent's Letter all make clear, the primary focus of the Proposal is on the Company's pricing and distribution of its products, a fundamental part of the Company's business operations.

Although the Proponent's Letter asserts that the Proposal relates to executive compensation, the Proponent's Letter belies this claim. The Proponent seeks to bolster his position by citing to letters to the Company from CalPERS inquiring about the Company's "pricing and business development strategy," from CalSTRS addressing the Company's "pric[ing of] its medicines" and their "availability to patients," and from members of Congress regarding "access to care for patients." None of these letters even remotely raises the topic of executive compensation. In fact, the cited letters make it evident that the essence of the Proposal, and the reason for its submission, is to influence the Company's drug pricing and distribution policies.

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Brett A. Pletcher

Brett A. Pletcher
Senior Vice President and General Counsel

cc: Michael Weinstein
Timothy Boyd

January 7, 2014

Tim Boyd
*** FISMA & OMB Memorandum M-07-16 ***

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Gilead Sciences, Inc. – Omission of Shareholder Proposal of Michael Weinstein

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Michael Weinstein in response to Gilead Sciences, Inc. ("Gilead" or "the Company") request for omission of Mr. Weinstein's shareholder Proposal for the 2014 Annual Meeting of Gilead Stockholders.

The matter addressed in Mr. Weinstein's Proposal ("the Proposal"), "Patient Access as a Criterion of Executive Compensation," is of direct relevance and purview to the shareholders of the Company. In seeking to exclude this Proposal from its 2014 proxy, Gilead is attempting to devalue shareholder input on this matter. Moreover, it is doing so without any prior consultation with Mr. Weinstein to resolve alleged discrepancies in the Proposal, and on the basis of erroneous claims regarding the relevance of Mr. Weinstein's role as the President of AIDS Healthcare Foundation (AHF).

Therefore, Mr. Weinstein hereby requests that the SEC ("the Commission") deny Gilead's request for exclusion of this Proposal from its proxy and allow shareholders to vote on it during the 2014 Annual Meeting of Stockholders. In support of this request, Mr. Weinstein urges the Commission to consider the following:

I. Gilead failed to contact Mr. Weinstein at any point to resolve alleged discrepancies or inaccuracies in the Proposal so that it would be eligible to appear on the 2014 proxy.

Under SEC regulations, if the company believes the Proposal does not follow certain procedural or eligibility requirements, it may exclude the Proposal, but "only after it has notified you [the shareholder] of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you [the shareholder] in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response (17 CFR 240.14A-8(f))."

However, prior to submitting its letter to the Commission, Gilead failed to contact Mr. Weinstein to inform him of any discrepancies or issues with his proposal that may cause the Company to exclude it from the proxy. This is potentially a violation of SEC regulations.

In addition, by failing to make any attempt to resolve any alleged issues with the proposal submitted by Mr. Weinstein, it is clear that Gilead had no intention of allowing shareholder to exercise their right to consider it.

II. Gilead's claim that the proposal relates to the redress of a personal claim or grievance against the company and is designed to benefit the proponent is erroneous.

Gilead correctly states that Michael Weinstein is the CEO of the AIDS Healthcare Foundation (AHF). AHF is a global HIV/AIDS non-profit organization that provides medical care and advocacy services to over 250,000 people with HIV worldwide. As part of its non-profit mission to provide "cutting-edge medicine and advocacy regardless of ability to pay" AHF operates not-for-profit AIDS specialty pharmacies in the United States.

However, the Proposal submitted by Mr. Weinstein neither relates to AHF's non-profit pharmacies nor its advocacy regarding Gilead's drug pricing policies. The proposal specially calls for the board to adopt a policy by which "incentive compensation for the Chief Executive Officer should include non-financial measures based on patient access to the Company's medicines." Neither AHF nor Mr. Weinstein stand to gain if Gilead chooses to increase or decrease the compensation for their CEO based on the measures proposed in this policy.

Further, while AHF's pharmacies do dispense drugs purchased from Gilead Sciences, these medications are paid for by reimbursements from third-party payers, such as government pharmaceutical assistance programs and private insurers. AHF itself is not a direct financial beneficiary of its advocacy for Gilead to lower the prices it charges to government programs and insurers. In fact, if these entities were able to receive a reduced price on the drugs manufactured by Gilead, they would in turn reduce the reimbursement paid to AHF. Thus, AHF would experience a decline in revenue.

As a nonprofit, AHF is doing exactly what it should; actively advocating against its own parochial interest, because price reductions mean more people with HIV/AIDS can have access to lifesaving drugs. As CEO, Mr. Weinstein is acting on behalf of the organization, not himself, to carry out its public health mission.

III. Gilead's claim that the Proposal should be excluded because it deals with a matter relating to the Company's ordinary business operations is erroneous.

In 2011, 2012, and 2013, Gilead allowed its shareholders to consider proposals regarding executive compensation. For example, in 2011, stockholders considered a resolution to "approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this proxy statement." [1]

In this proposed resolution, Gilead stated that its "Board and Compensation Committee value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers."[2]

Clearly, Gilead has established that not only is executive compensation is an acceptable use of the shareholder proposal process, but it encourages its stockholders to use it as such. In the case of Mr. Weinstein's Proposal, the Company is attempting to deny shareholders their right to consider such a proposal.

IV. Despite Gilead's claim to the contrary, the issues addressed in the Proposal are held by a large contingent of other shareholders.

The issue of executive compensation and patient access to pharmaceutical products is of direct relevance to Gilead shareholders. Major stockholders, including the California Public Employees Retirement System ("CalPERS") and the California State Teachers Retirement System ("CalSTRS"), have raised concerns with Gilead's executive committee regarding its policies on patient access to medications.

- In December 2011, CalPERS – a long term owner of more than 2.4 million shares of Gilead stock – sent a letter to Gilead CEO, John Martin inquiring about the "pricing and business development strategy for Antiretroviral [HIV] medication going forward in light of ongoing financial difficulties experienced by [government] AIDS Drug Assistance Programs."[3]

- In September 2012, CalSTRS – a long term owner of more than 2.6 million shares of Gilead stock – sent a letter to Gilead CEO, John Martin stating that "it is our hope and expectation that Gilead will price its medicines in a manner that optimizes both the availability to patients and

[1] Attached as Exhibit A
[2] Attached as Exhibit B
[3] Attached as Exhibit C

the profits necessary to create growth incentives for the development of new medicines." [4]

These matters have also drawn the attention of federal legislators. In August 2012, thirteen members of Congress sent a letter to Gilead expressing concerns regarding the Company's policies on access to care for patients. [5]

If a matter is relevant to shareholders like CalSTRS and CalPERS, and has drawn the attention of federal legislators who have a direct bearing on shareholder value, it is patently false for Gilead to claim that the issues addressed by Mr. Weinstein's proposal are private and not relevant to other shareholders.

V. Gilead's claim that the Proposal is materially false and misleading is unsubstantiated.

Gilead asserts that the figures provided in the supporting statement for the Proposal regarding CEO compensation are false, and therefore grounds for the entire proposal to be excluded from shareholder consideration. Mr. Weinstein denies this claim and challenges its use a grounds for excluding the Proposal from the proxy statement.

The figures used in the Proposal regarding executive compensation are cited in the Supporting Statement, not the text of the Proposal itself. The Proposal itself makes no claim as to the compensation levels paid to Gilead executives. Moreover, as previously noted, Gilead did not contact Mr. Weinstein to inform him of any potential inaccuracies that could have been easily resolved.

In addition, the figures cited by Mr. Weinstein in the Supporting Statement are based on those reported by Forbes Magazine and the USA Today.[6] [7] The numbers, which appear on the USA Today website, cite Mr. Martin's total compensation in 2012 as $95.8 million. Added to the annual compensation figures published each year by Forbes.com, Mr. Martin's reported five-year total compensation is over $250 million, and noted in the Proposal. According to Forbes, Mr. Martin is the tenth-highest paid CEO in the nation. An extensive search by Mr. Weinstein did not turn up any instances where Gilead challenged the validity of these figures. Moreover, as of the date of this letter, the figures still appear on the websites of both Forbes and USA Today with no posted corrections.

---

[4] Attached as Exhibit D

[5] Attached as Exhibit E

[6] See: http://www.forbes.com/lists/2012/12/ceo-compensation-12_John-C-Martin_A1XN.html and also attached as Exhibit F

[7] See: http://usatoday30.usatoday.com/money/companies/management/story/2012-03-20/50-million-club-irani-martin-occidental-gilead/53676412/1 and also attached as Exhibit G

Gilead is attempting to devalue shareholder input on this matter on the basis that it does not like what Mr. Weinstein has to say about the company. While the executives of Gilead have the right to present this case to stockholders as they see fit, this does not give them the ability to strip Mr. Weinstein of his rights as a shareholder. Once again, given that Gilead has made an improper and unsubstantiated attempt to exclude Mr. Weinstein's Proposal, he is requesting that the Commission reject the Company's request.

For questions related to this matter, Mr. Weinstein authorizes Timothy Boyd to respond to such matters on his behalf. Mr. Boyd can be reached by phone at *** FISMA & OMB Memorandum M-07-16 *** by fax at *** FISMA & OMB Memorandum M-07-16 *** or by mail at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Michael Weinstein

Tim Boyd

Cc: Michael Weinstein
Mark S. Gerber
Gilead Corporate Secretary

DEF 14A

GILEAD SCIENCES INC filed this Form DEF 14A on 03/22/2011

Entire Document

EXHIBIT A

Table of Contents

PROPOSAL 6

ADVISORY VOTE ON EXECUTIVE COMPENSATION

General

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enacted in July 2010, or the Dodd-Frank Act, enables our stockholders to vote at the annual meeting to approve the compensation of our named executive officers as disclosed in this proxy statement in accordance with the standards established under Item 402 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the stockholder vote on executive compensation is an advisory vote only, and it is not binding on Gilead or our Board of Directors or our Compensation Committee.

Although the vote is non-binding, our Board and Compensation Committee value the opinions of the stockholders and will consider the outcome of the vote when making future compensation decisions affecting our executive officers.

The core objective of our executive officer compensation program is to align pay and performance. More than 85% of the compensation of our executive officers is tied to our short-term and long-term performance as well as to individual performance. In the case of our Chief Executive Officer, his bonus award is based entirely on the achievement of corporate performance goals. At the same time, we maintain overall levels of compensation that we believe are fair, reasonable and responsible.

The key elements of the compensation programs that were in effect during the 2010 fiscal year for our executive officers are described in detail in the Compensation Discussion and Analysis section of this proxy statement beginning on page 37. Those key elements may be summarized as follows:

- Over the last three years, the average actual compensation mix for our named executive officers has been approximately: 13% base salary; 13% annual bonus (in the case of our Chief Executive, this is based solely on company objectives); and 74% long-term equity grant-date value.

- We target total direct compensation for all employees, including executive officers, at approximately the 50th percentile of the peer group. Historically, cash compensation has been below the market median and long-term equity incentive grant values have been above the 50th percentile. Our Chief Executive Officer's total direct compensation was 52nd percentile of our executive peer group, and our named executive officers as a group averaged 56th percentile of our executive peer group.

- Our equity compensation, the largest component of total compensation for our executive officers, is comprised of both performance-based shares and stock options. Both of these components are performance based as neither vehicle delivers any value to the executives unless the company performs. Our performance shares require not only stock price performance, but also revenue growth. Our stock options are granted at the fair market stock price on the date of grant and therefore require our stock to appreciate before any value can be realized by our executives.

- In order to further align the interests of our senior executives with those of our stockholders, executive officers are expected to own shares of our common stock equal in value to a specified multiple of their base salary.

- We have adopted a compensation recovery policy that provides our Board with the authority to recoup certain portions of compensation from any executive officer whose misconduct contributes to our obligation to file a restatement of our financial results.

- We maintain a severance plan that provides, consistent with peer group norms, standard severance benefits (pursuant to a formula that varies by employee level) in the event of an involuntary termination of employment without cause or a resignation for good reason in connection with a change in control. In January 2010, change in control payments were modified for new hires to exclude tax gross-up provisions.

DEF 14A

GILEAD SCIENCES INC filed this Form DEF 14A on 03/22/2011

Entire Document

EXHIBIT B

Our Compensation Committee closely evaluates our company performance and compensation programs and will continue to take action to ensure that our compensation programs are aligned with our long-term performance and stockholder interests.

Resolution

Our stockholders are being asked to approve by advisory vote the following resolution relating to the compensation of the named executive officers in this proxy statement:

> "RESOLVED, that Gilead's stockholders hereby approve the compensation paid to Gilead's executive officers named in the Summary Compensation Table of this proxy statement, as that compensation is disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the various compensation tables and the accompanying narrative discussion included in this proxy statement."

The vote on this resolution is not intended to address any specific element of compensation; rather the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL 6.

CalPERS
California Public Employees' Retirement System
Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
TTY: (916) 795-3240
(916) 795-3400 phone • (916) 795-2842 fax
www.calpers.ca.gov

EXHIBIT C

December 1, 2011

John C. Martin, PhD
Chairman and CEO
Gilead Sciences
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Martin:

I am writing on behalf of the California Public Employees Retirement System (CalPERS), a long-term shareowner of approximately 2,438,101 shares of Gilead Sciences common stock.

At its October 2011 Investment Committee meeting, our Board of Administration requested that CalPERS engage Gilead and inquire about the pricing and business development strategy for antiretroviral (ARV) medication going forward in light of ongoing financial difficulties experienced by ADAPs. According to the AIDS Healthcare Foundation (AHF), the shift in funding over the last year for ADAPs appears to have negatively changed the potential market for these programs as a source of revenue for Gilead as well as impede access to lifesaving AIDS drugs for patients.

Last year, Gilead implemented a series of initiatives to help state ADAPs that included additional discounts and extension of a pricing freeze to these programs for its entire portfolio of ARV medications. This was clearly a reflection of your company's strong commitment to serving this vulnerable patient population.

CalPERS recognizes the critical work pharmaceutical companies do in developing drugs and that ultimately, profits will help fund the research necessary to develop the next generation of lifesaving AIDS drugs. As an investor, the ability for our portfolio companies to optimize operating performance, profitability and ultimately returns to shareowners is critical. According to AHF, the sustainability of ADAPs is important to providing a revenue stream to Gilead while also serving about one-third of all people on AIDS treatment in the U.S.

Through this correspondence, we are seeking Gilead's response to the effect of ADAPs funding level changes on the Company's business operations over the last year, and continued plans to assist ADAPs in the future.

Please kindly respond at your earliest convenience as the CalPERS Board is interested in this topic. Please feel free to contact me directly at (916) 795-2431, or by email at bill_mcgrew@calpers.ca.gov. I look forward to hearing from you.

Sincerely,

BILL MCGREW
Portfolio Manager
Investment Office
Global Governance

cc: Joseph A. Dear, Chief Investment Officer – CalPERS
Janine M. Guillot, Chief Operating Investment Officer – CalPERS
Anne Simpson, Senior Portfolio Manager – CalPERS

CALSTRS
HOW WILL YOU SPEND YOUR FUTURE?

EXHIBIT D

California State Teachers'
Retirement System
Investments - Corporate Governance
100 Waterfront Place, MS-4
West Sacramento, CA 95605-2807
916.414.7410

September 19, 2012

Mr. John C. Martin, Ph.D.
Chairman and Chief Executive Officer
Gilead Sciences Incorporated
333 Lakeside Drive
Foster City, CA 94404

Dear Mr. Martin:

I am writing on behalf of the California State Teachers Retirement System (CalSTRS), a long-term owner of approximately 2.6 million shares of Gilead Sciences common stock. We are very pleased with both the therapeutic advances that the Company has made and the long-term performance of its common stock. The California State Teachers Retirement System (CalSTRS) is one of the largest U.S. public pension funds with more than $156 billion in assets. At the September 7, 2012 meeting of the CalSTRS Investment Committee, a representative from the AIDS Healthcare Foundation (AHF) made public comments to the members regarding their concerns about the price of the new Gilead antiretroviral drug Stribild.

First of all, CalSTRS would like to compliment Gilead for reaching an agreement with the AIDS Drug Assistance Programs (ADAPs) regarding the pricing for Stribild on September 6, 2012 and for its commitment to increasing the efficacy of the anti-HIV drugs. We appreciate that it is this kind of investment in resources and dedication that has made AIDS a manageable condition for so many patients. In addition, CalSTRS staff was able to spend some time with Gilead representatives on September 6th and was pleased to hear of the many efforts that the Company has in place to assist AIDS patients who may be experiencing financial hardships in obtaining its drugs.

As a long term shareholder in pharmaceutical companies such as Gilead, CalSTRS understands the importance of a viable, positive relationship with the patient population and the importance of these partnerships to the value of the company. In addition, CalSTRS believes that companies and investors that strive for cooperation with stakeholders will be better able to create value for their shareholders and foster sustainable economies for our communities. It is with this balance in mind that I am writing you to request that Gilead continue its efforts to consider the impact of pricing on patients, and engage with stakeholders on issues that are sensitive to the communities they serve. In addition, it is our hope and expectation that Gilead will price its medicines in a manner that optimizes both the availability to patients and the profits necessary to create growth and incentives for the development of new medicines and the new application of existing ones.

In closing, I would like to again reiterate our appreciation for all of your efforts in this regard.

Sincerely,

cc: Michael Weinstein, AHF President
Timothy Boyd, AHF, Public Affairs Manager
Jason King, AHF, Advocacy & Legislative Affairs Manager
Kacy Hutchison, Gilead, Senior Director, Government Affairs

EXHIBIT E

Congress of the United States
Washington, DC 20515

August 1, 2012

Dr. John C. Martin
Chairman and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Dear Dr. Martin:

As Members of Congress who are committed to ensuring access for people living with HIV/AIDS to lifesaving treatment, we write to express our concern regarding the implications of Gilead's recent price increases for certain antiretroviral drugs in the commercial market on our nation's AIDS Drug Assistance Program (ADAP). It is our understanding that, while Gilead currently has a price freeze in effect through 2013 for drugs provided to ADAP, the prices of HIV/AIDS drugs in the commercial market have indirectly exacerbated the ongoing ADAP funding crisis. In addition, we are troubled by media reports that indicate that Gilead may charge as much as $34,000 for its new drug, known as the "Quad," in the commercial market. Without more affordable HIV/AIDS drugs, we fear that Ryan White Part B-funded co-pays and deductibles will continue to rise, leaving less funding available for ADAP and thousands of our most vulnerable constituents untreated. Therefore, we urge Gilead to consider sustainable pricing strategies for its products that would help allow ADAP to provide treatment to as many individuals as possible.

In January, Gilead imposed a 7.9 percent price increase on Truvada and agreed to a 7.3 percent increase on Complera and a 6.6 percent increase on Atripla in the commercial market. These price increases significantly exceed the annual rate of inflation according to the Consumer Price Index (CPI), making these drugs less affordable for privately insured patients and Medicare patients. As a result, Ryan White Part B programs that help these patients afford their co-pays and deductibles now face overwhelming demand and have instituted waiting lists. Given that Ryan White Part B funds both the co-pays and deductibles of privately insured patients as well as ADAP, price increases for antiretroviral drugs in the commercial market diminish the ability of ADAPs to purchase drugs and sustain their case loads. More affordable prices for antiretroviral drugs in the commercial market would mean smaller co-pays and deductibles for insured patients and thus more Ryan White Part B funding for ADAP.

Furthermore, several leading national AIDS organizations have indicated that, based on their analysis of the current market price of antiretroviral components, they expect Gilead's upcoming Quad HIV combination drug to cost between $27,000 and $34,000 per patient per year. This would be 38 percent more than the cost of Atripla, the most commonly utilized HIV combination drug. Due to the Quad's single-tablet regimen and lack of neuropsychiatric side effects, it is expected to become a first-line therapy for many doctors. Yet if the Quad is commercially priced at the lowest estimation of $27,000, the negotiated price for ADAP would still likely top the current ADAP price for Atripla of $10,000 per person per year. This would have a detrimental impact on ADAP as purchasing drugs represents 85 percent of its costs. Current ADAP funds would equate to fewer drugs for patients and waiting lists would grow.

ADAPs all across the country are already struggling to meet the increasing demand for HIV/AIDS drugs. According to the most recent data available, there are 1,805 individuals on ADAP waiting lists in nine states nationwide. Furthermore, 445 individuals in three states were disenrolled from their respective programs as a result of new cost-containment measures and six ADAPs have lowered their financial eligibility. Given the difficult budget challenges facing these states, rising drug costs in the commercial market threaten to further hinder ADAP operations and disrupt or prevent access to lifesaving treatment for those in need. Previous drug price increases in the commercial market that exceeded the annual rate of inflation have forced states to either cut funding for ADAP or other essential health care services. In the end, people living with HIV/AIDS are paying for these costs with their health.

At a time when millions of Americans continue to face daily uncertainties – from diminishing job security and income, to devalued mortgages, to rising health care costs – people living with HIV/AIDS are especially vulnerable. For the majority of these individuals, who are low-income, uninsured, or underinsured, ADAP is their only lifeline. Sadly, due to the ongoing ADAP waiting lists, reduced formularies, and other cost-containment measures, countless individuals living with HIV/AIDS do not know where else to turn for the drugs they need to stay alive. In this regard, we would like to commend Gilead and other pharmaceutical companies for their efforts to help these patients through ADAP rebates and their co-pay and Patient Assistance Programs (PAPs). Ultimately, however, we cannot hope to bring an end to the waiting lists if ADAP is unable to procure the drugs necessary to support all patients using current available funding.

If we are to be successful in improving the health outcomes of people living with HIV/AIDS and preventing the transmission of HIV, we must strive to make treatment more accessible and affordable for all patients. The rising costs of antiretroviral drugs in the commercial market have limited the number of people who can be served using exisiting ADAP funds, which, despite increased support in recent years, have proven to be severely insufficient. The unfortunate reality is that many state ADAPs are just one budget crisis away from exhausting all available funds. In fact, this scenario has already come to pass. Moreover, while ADAP serves as a safety net for low-income, uninsured, and underinsured individuals, those who do not meet increasingly tougher income eligibility requirements are potentially faced with paying full price for their drugs.

Mr. Martin, thank you for your attention to this important matter. We greatly appreciate Gilead's continued commitment to developing new, more efficacious drugs for people living with HIV/AIDS. For over two decades, Gilead has been at the heart of advancing the health of the HIV/AIDS community. It is our sincere hope that Gilead will support our nation's ADAP by considering sustainable HIV/AIDS drug pricing in the commercial market – particularly for the Quad –, as well as supplemental price reductions and rebates, that bolster the ability of ADAPs nationwide to provide lifesaving drugs to all those in need. Thousands of people living with HIV/AIDS are depending on it. If you should you have any questions, or if we may be of any assistance, please do not hesitate to contact us.

Sincerely,

Alcee L. Hastings
Member of Congress

Eleanor Holmes Norton
Member of Congress

Corrine Brown
Member of Congress

Luis V. Gutierrez
Member of Congress

Lynn C. Woolsey
Member of Congress

Raúl M. Grijalva
Member of Congress

Lucille Roybal-Allard
Member of Congress

Ted Deutch
Member of Congress

Sam Farr
Member of Congress

Maxine Waters
Member of Congress

Janice D. Schakowsky
Member of Congress

Maurice D. Hinchey
Member of Congress

Debbie Wasserman Schultz
Member of Congress

EXHIBIT F

CEO Compensation

#10 John C Martin

Clarence P Cazalot Jr — John D Wren

Total Compensation

$43.19 mil

5-Year Compensation

$214.92 mil

Education:

College: Purdue University BS '73

Graduate School: University of Chicago PhD '77

John C Martin has been **CEO of Gilead Sciences** (GILD) for **16 years**. Dr. Martin has been with the company for **22 years**. The **60** year old executive ranks **2** within **Drugs & Biotechnology**

Performance Vs. Pay

John C Martin		Gilead Sciences	
Rank	131 / 206	6-Year Annual Total Return	7%
6-Year Average Compensation	$41.24 mil	6-Year Return Relative To Industry	100
		6-Year Return Relative To Market	103

Relative returns: 100 equals the market or industry.

John C Martin's Compensation vs. Drugs & Biotechnology Medians

Salary	$1.42 mil	$1.27 mil
Bonus	$2.79 mil	$1.92 mil
Other	$2.95 mil	$2.79 mil
Stock Gains	$36.03 mil	$0.00 mil
Total Compensation	$43.19 mil	$8.86 mil

John C Martin Ownership Of Gilead Sciences

		Industry Medians
Stock Owned (% Of Co)	0.26%	0.08%
Stock Owned	$90.9 mil	$0.02 mil

Gilead Sciences's Stock Performance

Total Return During Tenure	22%
Relative to Market	114

Gilead Sciences

(GILD: quote, news)

333 Lakeside Drive
Foster City, CA 94404
California

www.gilead.com

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Clarence P Cazalot Jr — John D Wren

Complete Coverage | Complete Rankings

Methodology: Compensation rank is based on total compensation for latest fiscal year. Total compensation for each chief executive includes the following: salary and bonuses; other compensation, such as vested restricted stock grants, LTIP payouts and perks; and stock gains, the value realized by exercising stock options. Efficiency rank is based on our chief executive's performance/pay score. Ranks are given only to chief executives who have a six-year tenure and six-year compensation history. The most efficient rank is 1 and least efficient is 206.

Footnotes: Compensation data is from the latest available proxy statements filed through Mar. 23, 2012. Total returns and value of stock owned (including all classes) is based on Mar. 14, 2012 stock price. Compensation percent change is based on combined salary and bonus. Annualized total return during tenure covers the tenure of the executive or from the time of the IPO or available stock history. Relative to market is the ending value of $100 invested in the stock, divided by the ending value of $1 invested in the S & P 500 (a score of 100 = the S & P 500). NA: Not available or not applicable.

[1]Annualized. [2]Four-year total. [3]Three-year total. [4]Less than 0.01%. [5]Prior-year data. [6]New chief executive; compensation may be for another executive office. [7]Less than $100,000. [8]Includes shares indirectly held. *Return is for less than tenure.

Sources: Company SEC filings; Interactive Data, LionShares and Thomson Reuters Fundamentals via FactSet Research Systems; Forbes.

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USA TODAY.
A GANNETT COMPANY

EXHIBIT G

Source: http://www.usatoday.com/story/news/nation/2013/03/08/more-ceos-cash-in-on-bountiful-2012/1974305/

More big paydays for CEOs

Gary Strauss, USA TODAY *7:26 p.m. EST March 8, 2013*

2012 is shaping up as another year for the $50 million + CEO. Gilead Science's John Martin, American Express CEO Ken Chenault and Allergan's David Pyott are the latest to make the "club."

2012 is shaping up as another year for the $50 million + CEO.

Friday, three more companies reported their CEOs as the latest members of the $50 million (and up) club; American Express CEO Ken Chenault; Allergan's David Pyott and Gilead Sciences' John Martin.

Lockheed Martin Chairman Robert Stevens fell short of that mark, but still pulled in compensation and stock and options gains valued at $42.5 million, the military contractor says.

At least 15 CEOs of publicly traded companies pulled in at least $50 million in 2011, including Martin, Tyco International's Ed Breen, Starbuck's Howard Schultz and Qualcomm's Paul Jacobs.

Breen lofted into even more exclusive territory last year, when he received a platinum parachute valued at more than $150 million after retiring from the industrial conglomerate in September. He'll soon be joined by Heinz CEO Bill Johnson, who could haul in $212 million this year, once the company is taken private by investors Berkshire Hathaway and 3G Capital later this year.

Biotech giant Gilead said Martin gained $77.1 million exercising previously awarded stock options and added $3.4 million from shares that vested. That's on top of pay, equity and incentive awards valued at $15.3 million. That tops Martin's 2011 compensation and gains from stock and stock options, valued at $54.5 million.

EXHIBIT G

Gilead said shareholder return was up a whopping 80% last year. Martin, 61, has been CEO since 1996.

American Express valued Chenault's compensation at about $28 million, up from $22.5 million in 2011. The financial services firm doubled his annual bonus to $4 million and awarded him stock valued at $18.8 million, up from a $15.3 million stock award in 2011. Chenault gained another $24 million exercising previously awarded stock options and vested shares.

American Express says shareholders received a total return of 24% in 2012, outperforming the Standard & Poor's 500 by eight percentage points.

"Against the backdrop of a slow-growth environment, American Express delivered a strong total shareholder return by controlling expenses, improving credit quality and generating higher revenues in all of our major business segments," the company says in its proxy.

Chenault, 61, was named CEO in 2001.

Pyott received compensation valued at about $19.4 million, up from about $11.9 million in 2011. He gained another $36.6 million from vested shares and exercising previously awarded stock options That's up from 2011, when Pyott gained $30.6 million from stock options.

Pyott, 59, "has delivered exceptional value" to shareholders since he was named CEO in January 1998, Allergan said in its proxy.

Allergan is perhaps best known for anti-wrinkle medication Botox. Allergan shares climbed nearly 25% in 2012

Stevens' 2012 gains include $15 million from vested stock and optioned shares, Lockheed Martin says. Stevens, 61, served as CEO from 2004 to 2012 and has been chairman since January.

GILEAD
Advancing Therapeutics.
Improving Lives.

December 24, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Gilead Sciences, Inc. – 2014 Annual Meeting
Omission of Shareholder Proposal of Michael Weinstein

Ladies and Gentlemen:

This letter is submitted on behalf of Gilead Sciences, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from Michael Weinstein (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2014 annual meeting of stockholders (the "2014 Proxy Materials"). For the reasons stated below, the Company intends to omit the Proposal from the 2014 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2014 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the

Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. INTRODUCTION

A. The Proposal.

On November 20, 2013, the Company received the Proposal and a cover letter, copies of which are attached hereto as Exhibit A.

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, that the shareholders of Gilead Sciences, Inc. ("Gilead" or the "Company") request the Board of Directors to adopt a policy that incentive compensation for the Chief Executive Officer ("CEO") should include non-financial measures based on patient access to the Company's medicines. For purposes of this resolution, "patient access" refers to the extent to which patients are unable to obtain prescribed medications manufactured by Gilead Sciences.
>
> Shareholders recommend a reduction in incentive compensation for the CEO based on – but not limited to – the following measures:
>
> - The enactment of funding cuts or other restrictions to publicly financed pharmaceutical assistance programs or prescription drug plans that prevent eligible patients from obtaining prescribed medications.
>
> - The inclusion of Gilead medicines by private or publicly financed prescription drug plans into formulary categories that increase the co-payment or cost sharing requirement for patients.

B. The Company and the Proponent.

The Company is a research-based biopharmaceutical company whose portfolio of products and pipeline of investigational drugs is primarily focused on treatments for human immunodeficiency virus (HIV), liver diseases such as hepatitis

B virus (HBV) and hepatitis C virus (HCV), serious cardiovascular and respiratory conditions, and oncology/inflammation. A substantial portion of the Company's revenues is derived from its HIV products.

The Proponent is the president of the AIDS Healthcare Foundation ("AHF"). According to its website (http://www.aidshealth.org), AHF is a non-profit provider of medical care and supplies that operates outpatient healthcare centers, pharmacies, a clinical research unit, a disease management program and a Medicaid managed care program for people with AIDS. Timothy Boyd, who submitted the Proposal on behalf of the Proponent and whom the Proponent authorizes to respond to questions related to the submission of the Proposal, is AHF's Director of Domestic Policy. AHF operates pharmacies in California, Florida, Georgia, New York, Washington and the District of Columbia. In connection with AHF's pharmacies, AHF is a purchaser of the Company's products.

AHF has engaged in a longstanding public relations, media and protest campaign against the Company. AHF has organized multiple protests at the Company's offices over the past three years, as well as protests at the Company's 2012 and 2013 annual meetings, to protest the Company's drug pricing policies. At certain protests, the AHF protestors have worn masks imprinted with the face of the Company's CEO and carried signs with slogans such as "Truvada Pricing is MURDER." In 2011, AHF organized a protest and "die-in," staging a mock funeral procession from Oakland to the Company's headquarters, complete with cars, escorts and protestors dressed in black, wearing skeleton masks and bearing a coffin. AHF's website further reports that in December 2013, "more than 50 HIV/AIDS activists—spearheaded by AIDS Healthcare Foundation—stormed Gilead's booth at the International AIDS Conference in Washington D.C." On several occasions, AHF has employed a mobile billboard with a 20-foot banner bearing the Company's logo with the word "GREED" superimposed over the Company's name, which was continuously driven throughout the neighborhood where the Company's headquarters are located and, in one instance, around the site of the Company's annual meeting. The images represented on the banner, photographs of the aforementioned protests (more such images are readily available on AHF's website) and a list of dates when these activities occurred are attached hereto as Exhibit B.

Further to its protest activities, AHF has sent post cards to the Company's officers, employees and members of the Board of Directors at their homes, as well as to the general public in the San Francisco Bay area where the Company is based, bearing messages such as "Gilead's Greed." The postcards claim that the Company's profits come at the expense of patients and drug assistance programs, and contain statements such as "[The Company's CEO] refuses to lower prices." Examples of these postcards are attached hereto as Exhibit C. AHF also has run 30-

second television spots on MSNBC and CNN in the Bay area entitled "Gilead: AIDS Drug Prices to Die For."

In addition to its own website, which contains numerous posts attacking the Company and its CEO (examples of which are attached hereto as Exhibit D), AHF has created at least two other websites: nomagicpills.org, which attacks one of the Company's products and contains reprints of ads published in several media outlets across the country maligning both the Company and its products, and 2gilead.org, which bears a logo containing a representation of the Company's CEO in a Mickey Mouse-style hat with dollar signs on the ears, surrounded by a banner that reads "AIDS PROFITEER." Copies of these websites and the aforementioned ads, some of which purport to have been authored personally by the Proponent, are attached hereto as Exhibit E.

Finally, AHF has issued numerous press releases and public statements concerning the Company, most of which are available on AHF's website and a representative list of which is attached hereto as Exhibit F. The Proponent's view of the Company is stated succinctly in a December 6, 2013 AHF press release, "For Gilead, we have outrage, pure and simple."

II. BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur with the Company's view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Proponent which is not shared by the other shareholders at large;

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of the proxy rules.

III. ANALYSIS

A. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(4) Because the Proposal Relates to the Redress of a Personal Claim or Grievance Against the Company and Is Designed to Result in a Benefit to the Proponent Which is Not Shared by the Other Shareholders at Large.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals related to the redress of a personal claim or grievance against a company or any other person, or designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. In adopting this rule, the Commission stated that it "does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976). The Commission also has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983). The Commission has also noted that "Rule 14a-8 . . . is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release").

1. The Proposal Relates to the Redress of a Personal Claim or Grievance Against the Company.

The 1982 Release made clear that even if the shareholder proposal is phrased in broad terms that "might relate to matters which may be of general interest to all security holders," the proposal may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." The Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially neutral resolution but where the facts demonstrated that the proposal was submitted to redress a personal claim or grievance. For example, in *International Business Machines Corp.* (Ludington) (Jan. 31, 1994) the Staff agreed that the company could exclude under the predecessor to Rule 14a-8(i)(4) a proposal that would have required the company to provide shareholders with a list of all parties that receive corporate donations over $5,000 in any one fiscal year. The proposal was submitted by a proponent who had been engaged in a year-long campaign to stop corporate donations to charities that the proponent believed supported illegal immigration; the company established the proponent's true intent from his correspondence with the company. *See also State Street Corp.* (Jan. 5, 2007) (concurring in the exclusion of a facially neutral proposal that the company separate the positions of chairman and CEO and provide for an independent chairman as a personal grievance when brought by a former employee after being ejected from the company's previous annual meeting for disruptive conduct and engaging in a lengthy campaign of public harassment against the company and its CEO); *MGM Mirage* (Mar. 19, 2001) (concurring in the exclusion of a proposal that would require the company to adopt a written policy regarding political contributions and furnish a list of any of its political contributions submitted on behalf of a proponent who had filed a number of lawsuits against the company based on the company's decisions to deny the proponent credit at the company's casino and, subsequently, to bar the proponent from the company's casinos); *International Business Machines Corp.* (Soehnlein) (Jan. 31, 1995) (concurring in the exclusion of a proposal to institute an arbitration mechanism to settle customer complaints brought by a customer who had an ongoing complaint against the company in connection with the purchase of a software product).

As described in Section 1.B above, the Proponent and the organization he leads have been engaged in an extensive, aggressive and longstanding campaign of harassment against the Company. This multi-year effort by AHF has included protests, "die-ins," mobile billboards, mailings to employee personal residences, mass mailings, televised commercials and websites all intended to publicly pressure the Company to lower prices for certain Company products. The Proposal is yet another attempt in an ongoing and personal crusade to harass the Company. Under these facts and circumstances, inclusion of the Proposal in the Company's 2014 Proxy Materials would be an abuse of the shareholder proposal process to advance the Proponent's own ends rather than advancing the interests of shareholders generally.

Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(4).

2. The Proposal Is Designed to Result in a Benefit to the Proponent Which is Not Shared by the Other Shareholders at Large.

In the 1982 Release, the Commission stated that a proposal is excludable under Rule 14a-8(i)(4) if it is used to give the proponent some particular benefit or to accomplish objectives particular to the proponent. In addition, the Staff has indicated that proposals reflecting a proponent's monetary self-interest are properly excludable. For example, in *Northern States Power Co.* (Shark) (Feb. 16, 1995), in which the proposal required that the company "study, design, and implement" a revised compensation incentive plan, the proponent was an attorney who attempted to receive compensation for his efforts with respect to his own proposal under a pre-existing retainer agreement between himself and the company. The company argued that the "proponent's intent [was] to use the shareholder proposal process as a tactic toward his own financial gain." The Staff concurred in the company's view that the proponent had a personal interest in the proposal not common to the shareholders at large because the proponent would receive compensation, and thus concurred in the exclusion of the proposal under the predecessor to Rule 14a-8(i)(4). *See also The Dow Chemical Co.* (Mar. 5, 2003) (concurring in the exclusion of a proposal to establish a committee to recommend "how the Company can compensate those who evidence bodily damage as a result of exposure to our Company's product without adequate warning" when the Proponent had asserted such injuries and would potentially be entitled to compensation); *Exxon Corp.* (*upon reconsideration,* Jan. 29, 1999) (concurring in the exclusion of a proposal that the company form a committee to determine if a violation of the Fair Credit Billing Act resulted from the company's sale of its credit card unit and, if so, "that prompt and adequate compensation be offered to those Exxon Customers adversely effected [*sic*]" when the proponent had previously asserted such financial claims against the company).

As described above, the Proponent is the president of an organization that provides medical care and supplies to people suffering from HIV and AIDS and operates pharmacies in a number of states. In particular, AHF describes its mission as "providing cutting-edge HIV medical care, regardless of a person's ability to pay." Notably, AHF's most recent financial report (available on its website) identifies medical services, supplies and drugs as the organization's largest expense. Any decrease in the pricing of the Company's HIV products, which AHF already purchases at substantially discounted prices, would directly or indirectly benefit AHF and the Proponent by decreasing one area of significant AHF expense. Accordingly, the Proponent and his organization have a direct financial interest in the Proposal not shared by the Company's other stockholders.

As a result, the Company believes that the Proposal is designed to result in a benefit to the Proponent that is not shared by stockholders generally and, therefore, is excludable under Rule 14a-8(i)(4).

B. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) states that a company may exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release states that there are two "central considerations" underlying the ordinary business exclusion. The first, relating to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The 1998 Release notes an exception to the ordinary business exclusion for proposals "focusing on sufficiently significant social policy issues" as transcending day-to-day business matters and raising policy issues so significant that it would be appropriate for a shareholder vote. The Staff provided additional guidance in Staff Legal Bulletin No. 14C (June 28, 2005), noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The Staff has held that a proposal focusing on ordinary business operations may be excluded despite the inclusion of a significant policy concern. *See, e.g., CIGNA Corp.* (Feb. 23, 2011) (concurring in exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (concurring in exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter); *General Electric Co.* (Feb. 3, 2005) (same).

Particularly instructive is the Staff's concurrence that the proposal in *Walt Disney Co.* (St. Joseph Health System) (Dec. 15, 2004) was excludable as relating to an ordinary business matter. In *Walt Disney,* the proponent proposed that the company's board "when setting executive compensation ... include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet." The supporting statement cited an analysis of depictions of smoking in the company's movies and referred to various comments concerning youth smoking rates. The Staff concurred in the exclusion of the proposal because "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production."

In this instance, similar to the proposal in *Walt Disney*, the Proponent is attempting to camouflage the Proposal as relating to executive compensation when, in fact, the thrust and focus of the Proposal is a matter of ordinary business. Particularly in light of AHF's long-running campaign against the Company, it is clear that the main focus of the Proposal is to further reduce the prices the Company charges for its products. While the resolution and supporting statement include references to compensation paid to the Company's CEO, a reading of the Proposal as a whole makes clear that the focus of the Proposal is to have the Company make its products available at a reduced cost. Decisions such as these—relating to how a company makes it products available and at what price—are ordinary business decisions that are fundamental to management's running of the company on a day-to-day basis and involve complex business judgments that shareholders are not in a position to make. *See, e.g., Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal requesting a report on risks associated with, among other things, setting unfair, inequitable and excessive rent increases that caused undue hardship to older homeowners, because the proposal related to "rental pricing policies," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Western Union Co.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting board review of the company's remittance practices on communities served, including comparison of fees, exchange rates and pricing structures, because the proposal related to the company's ordinary business operations, "i.e., the prices charged by the company"); *see also Johnson & Johnson* (Jan. 12, 2004) (concurring in the exclusion of a proposal requesting board review of pricing and marketing policies and a report on the company's response to pressure to increase access to prescription drugs because it related to the company's ordinary business operations "i.e., marketing and public relations").

Accordingly, the Proposal deals with matters relating to the Company's ordinary business operations, specifically product pricing and distribution, and therefore is excludable under Rule 14a-8(i)(7).

C. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because it is Materially False and Misleading in Violation of the Proxy Rules.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

1. The Proposal is Impermissibly Vague and Indefinite so as to be Materially Misleading.

The Staff has consistently concurred with the exclusion of proposals on Rule 14a-8(i)(3) grounds where an integral aspect of the proposal is defined by reference to sources outside of the proposal and neither the proposal nor supporting statement include a definition or a substantive description of the term. *See, e.g., Exxon Mobil Corp.* (Naylor) (Mar. 21, 2011) (concurring in the exclusion of a proposal as vague and indefinite and noting that "the proposal does not sufficiently explain the 'guidelines from the Global Reporting Initiative' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *JPMorgan Chase & Co.* (Domini) (Mar. 5, 2010) (concurring in exclusion of proposal requesting that the company provide a report disclosing "[p]ayments (both direct and indirect) used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" and noting that the proposal "does not sufficiently explain the meaning of 'grassroots lobbying communications' "); *The Ryland Group, Inc.* (Jan. 19, 2005) (concurring in the exclusion of a proposal seeking a "GRI-based sustainability report" as vague and indefinite).

In the executive compensation context, the Staff has permitted exclusion of proposals where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff has concurred that such proposals were impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). For example, in *General Electric Co.* (Newby) (Feb. 5, 2003), the Staff permitted the exclusion of a proposal requesting that the board "seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees," where the proposal failed to define critical terms such as "compensation" and "average wage" and also failed to provide guidance on how the proposal should be implemented. *See also General Dynamics Corp.* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *PepsiCo, Inc.* (Steiner) (Jan. 10, 2013) (same); *The Boeing Co.* (Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period"); *General Electric Co.* (Jan. 23, 2003) (concurring in the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for G.E. officers and directors," where the proposal failed to define the critical term "benefits" and also failed to provide guidance on how benefits should be measured for purposes of the proposal); *Eastman Kodak Co.* (Kuklo) (Mar. 3, 2003) (concurring in the exclusion of a proposal seeking to cap executive salaries at $1 million "to include bonus, perks [and] stock options," where the proposal failed to define key terms such as "perks" and did not specify how options were to be valued).

The Proposal uses terms such as "pharmaceutical assistance programs" and "formulary categories." These terms are not defined or explained and many shareholders are likely unfamiliar with these terms. Shareholders unversed in the complexities of drug cost reimbursement programs are unlikely to understand the bases on which the Proposal suggests that the incentive compensation of the Company's CEO should be evaluated and potentially reduced. As in the letters cited above, without an explanation of terms such as "pharmaceutical assistance programs" and "formulary categories," shareholders are unlikely to understand the substance of the Proposal and the action it would require, and would not be able to cast an informed vote on the Proposal or understand how the Proposal would be implemented.

In addition, the Proposal is vague and misleading because it falsely implies that certain matters are within the control or influence of the Company or the CEO. The first bullet point of the Proposal recommends a reduction in incentive compensation for the Company's CEO based on "[t]he enactment of funding cuts or other restrictions to publicly financed pharmaceutical assistance programs or prescription drug plans . . . ." The Company, however, does not determine the funding or other terms of publicly financed programs. Nevertheless, a shareholder reading the Proposal would be wrongly led to believe that the determination of such funding or other terms are within the CEO's control. Likewise, the Company lacks control over the Proposal's second bullet point: "The inclusion of Gilead medicines by private or publicly financed prescription drug plans into formulary categories that increase the co-payment or cost sharing requirement for patients." Whether privately or publicly financed, the plans themselves, and not the Company, determine formulary categories. Yet the phrasing of the Proposal and the Proponent's use of the term "incentive compensation" may well mislead reasonable shareholders to mistakenly believe that the Company has the power to decide the formulary categories in which its products are included.

Given the foregoing, it would be unclear both to stockholders voting on the Proposal and to the Company's Board of Directors on what basis the Board is to evaluate "patient access" or in what particular way this consideration should affect executive compensation. The Proposal also recommends a reduction in the CEO's compensation "based on—but not limited to—" the patient access-enumerated measures, leaving shareholders and the Board to speculate as to what other patient access factors should be taken into consideration.

The Staff has, on numerous occasions, concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Indus., Inc.* (Mar. 12, 1991) (concurring in the exclusion of a proposal that would have prohibited "any major shareholder . . . which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders" and noting that the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). *See also Bank of America Corp.* (Jun. 18, 2007) (concurring in the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *AT&T Corp.* (March 7, 2002) (concurring in the exclusion of a proposal requesting that the company implement a plan "until the Company returns to a respectable level of profitability, the dividends are raised, and share price increases considerably"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

2. The Proposal is Materially False and Misleading.

In SLB 14B, the Staff confirmed that exclusion under Rule 14a-8(i)(3) may be appropriate where the "company demonstrates objectively that a factual statement is materially false or misleading." Accordingly, the Staff has permitted companies to exclude shareholder proposals where the proposal contained key factual statements that were materially false or misleading.

For example, in 2006 and 2007, the Staff repeatedly concurred in the exclusion of proposals requesting that the board adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement. These proposals were submitted after the date on which the Commission revised the disclosure requirements on executive compensation, effectively removing all disclosure on executive pay and policies out of the Compensation Committee Report and into the Compensation Discussion and Analysis section of the proxy statement. *See, e.g., Entergy Corp.* (Feb. 14, 2007); *Safeway Inc.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007). In its response in *Sara Lee Corp.* (Sept. 11, 2006), the Staff noted that the "the proposal's stated intent to 'allow stockholders to express their opinion about senior executive compensation practices' would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis." *See also Jefferies Group, Inc.* (Feb. 11, 2008) (same); *The Ryland Group, Inc.* (Feb. 7, 2008) (same).

The Staff also has permitted exclusion of proposals on false and misleading grounds where the proposal has incorrectly described the standard being requested under the proposal. In *The Allstate Corp.* (Chris Rossi) (Feb. 16, 2009), the Staff permitted the exclusion of a proposal requesting that the board provide for an independent lead director who would be independent under the standard set by the Council of Institutional Investors ("CII") because the proposal incorrectly described such standard. The proposal referred to CII's independent director standard as "a person whose directorship constitutes his or her only connection to the corporation." However, contrary to the assertion in the proposal, the CII definition of independent director permitted certain types of "trivial" connections between a director and the company and also contemplated situations in which relationships among board members, *i.e.*, between a director and the chairman of the board, might impair a director's independence even if the director's only relationship to the corporation was his or her directorship. *See also General Electric Co.* (Jan. 6, 2009) (permitting exclusion of a proposal requesting that the board adopt a policy that directors who receive more than 25% withheld votes will not serve on key board committees where the concept of "withheld" votes did not apply to the company and its majority vote standard for director elections); *State Street Corp.* (Mar. 1, 2005) (permitting exclusion of a proposal that represented to shareholders that they may take action under a statute that was not applicable to the company).

In this instance, the Proposal contains a number of factual statements that are objectively false and misleading. The supporting statement states that the Company's CEO was paid "more than $90 million in total compensation" for 2012. The Company's definitive proxy statement for the 2013 annual meeting of stockholders discloses 2012 total compensation for the CEO in the Summary Compensation Table as approximately $15.3 million, or less than 20% of the figure given in the supporting statement. Similarly, the supporting statement refers to the CEO as having five-year compensation of more than $250 million. A review of Summary Compensation Tables contained in the Company's proxy statements reflects total compensation from 2008 – 2012 of approximately $72.3 million, or less than 30% of the figure contained in the supporting statement. The supporting statement then describes the CEO's sale of Company stock in September 2013 as having a total value of approximately $300 million. A review of the Form 4 filing values the sale of shares at approximately $17.2 million, or just over 5% of the amount asserted in the supporting statement. The supporting statement refers to this stock sale as "representing a 5.4% decrease in [the CEO's] holdings in the company." In fact, the Form 4 filing shows that this sale occurred concurrently with the CEO's exercise of an option to buy an equal number of shares, resulting in exactly no change in the amount of Company stock owned by the CEO. In addition, the supporting statement states that "Gilead has received significant taxpayer investment for the research and development of new products." This statement is false and misleading as the Company has not received any government funding for its research and development activities, other than the R&D tax credit applicable to all companies incurring qualified research and development expenses in the United States, the amount of which is immaterial compared to the Company's research and development expenses. Further, the supporting statement states that "[t]he vast majority of Gilead revenues are derived from sales to U.S. taxpayer-funded health programs . . . ." However, as reported in the Company's most recent earnings release, for the nine months ended September 2013 more than 40% of the Company's revenues from product sales came from outside the U.S. To the extent the Proponent is attempting to portray the Proposal as one concerning executive compensation, these false and misleading statements relate to central aspects of the Proposal and are material. Moreover, the supporting statement grossly mischaracterizes the nature of the Company's research funding and source of revenues and would improperly mislead shareholders about the nature of the Company's business. Accordingly, the Company believes the Proposal is objectively false in violation of Rule 14a-9 and is therefore excludable under Rule 14a-8(i)(3).

In sum, the Company believes that the Proposal's use of terms that are integral to understanding the Proposal and are neither defined nor explained, its implicit suggestion that the Company or its CEO has the power to determine matters such as funding cuts to publicly financed pharmaceutical assistance programs or inclusion of the Company's products in certain formulary categories and the lack of clarity as to the action requested to be taken render the Proposal both vague and indefinite and materially misleading in violation of Rule 14a-9, and the objectively false statements contained in the supporting statement are in violation of Rule 14a-9. Accordingly, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(3).

IV. CONCLUSION

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2014 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (650) 574-3000 or Marc S. Gerber at Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,

Brett A. Pletcher
Senior Vice President and General Counsel

Attachment

cc: Michael Weinstein
Timothy Boyd

EXHIBIT A

Proposal and Cover Letter

November 20, 2013

Michael Weinstein
323-860-5200
2332 Bronson Hills Drive
Los Angeles, CA 90068

Corporate Secretary
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, California 94404
Fax: (650) 578-9264

Re: Shareholder Proposal for the 2014 Gilead Sciences, Inc. Annual Meeting

Dear Corporate Secretary:

I am submitting the enclosed shareholder proposal for inclusion in the proxy statement for the Gilead Sciences, Inc. 2014 annual general meeting.

In accordance with SEC regulation 17 CFR 240.14a-8, I have continuously held at least $2,000 of Gilead securities for at least one year prior to the submission of this proposal. In addition, I intend to hold these securities beyond the date of the 2014 annual meeting, when this proposal will be presented to Gilead shareholders for consideration.

For questions related to the submission of this proposal, I hereby authorize Timothy Boyd to respond to such matters on my behalf. Mr. Boyd can be reached by phone at (213) 590-7375, by fax at (202) 543-5044, or by mail at 517 C Street NE Washington, DC 20002.

Sincerely,

Michael Weinstein

Cc: Timothy Boyd

SHAREHOLDER PROPOSAL

PATIENT ACCESS AS A CRITERION OF CEO COMPENSATION

RESOLVED, that the shareholders of Gilead Sciences, Inc. ("Gilead" or the "Company") request the Board of Directors to adopt a policy that incentive compensation for the Chief Executive Officer ("CEO") should include non-financial measures based on patient access to the Company's medicines. For purposes of this resolution, "patient access" refers to the extent to which patients are unable to obtain prescribed medications manufactured by Gilead Sciences.

Shareholders recommend a reduction in incentive compensation for the CEO based on – but not limited to – the following measures:

- The enactment of funding cuts or other restrictions to publicly financed pharmaceutical assistance programs or prescription drug plans that prevent eligible patients from obtaining prescribed medications.
- The inclusion of Gilead medicines by private or publicly financed prescription drug plans into formulary categories that increase the co-payment or cost sharing requirement for patients.

SUPPORTING STATEMENT

Investors are increasingly concerned about executive compensation in the pharmaceutical industry, especially when it is insufficiently linked to patient access, and when it diminishes the public image of the company.

In 2012, the CEO of Gilead, John C. Martin, was paid more than $90 million in total compensation, making him one of the ten highest paid CEOs in the United States. Mr. Martin's five-year compensation has exceeded more than $250 million, more than any other chief executive in the pharmaceutical industry.

In September 2013, Mr. Martin sold over 282,000 Gilead shares with a total value of approximately $300 million, representing a 5.4% decrease in his holdings in the company.

As a manufacturer of medicines to fight urgent pubic health threats, such as HIV/AIDS, viral hepatitis, and advanced flu, Gilead has received significant taxpayer investment for the research and development of new products.

The vast majority of Gilead revenues are derived from sales to U.S. taxpayer-funded health programs, such as Medicaid, Medicare, AIDS Drug Assistance Programs, and public employee health benefit plans. Given its reliance on taxpayer-funded programs, shareholders believe the Company has a responsibility to ensure that patient access to its medicines is an important factor in determining CEO compensation.

The continued escalation of Mr. Martin's compensation, and that of other executives within the industry, has diminished the public perception of Gilead and other drug manufacturers. In addition, this negative public perception has resulted in legislators at all levels of government to propose price controls and stricter transparency on the industry. If enacted, these proposals may not only weaken the long-term financial growth of the Company, but shareholder value.

As shareholders, we believe it is necessary for Gilead, and the pharmaceutical industry as a whole, to act proactively in incorporating patient access as a factor in determining CEO compensation.

We urge shareholders to vote IN FAVOR of this proposal.

EXHIBIT B

Materials Relating to Protests


JohnMartin-AIDSprofiteer.org


GILEAD
GILEAD
GILEAD
GREED [greed]
-noun
excessive or rapacious
desire, esp for wealth
or possessions.
see also
GILEAD
Cent Out of Thin
CRIME SCENE DO NOT CROSS


GILEAD
ADVANCING CARE AROUND THE WORLD
GILEAD PROFITS B4 PEOPLE!
TRUVADA ADAP: $10,000
IN AFRICA: $480 A YEAR
GILEAD! GREED DESTROYS ACCESS TO CARE


GILEAD!
STRIBILD
STRIBILD
STRIBILD

Dates of Truck Billboard Drive-bys and Protests

Truck Billboards:
7/25/2011
11/14/2012
11/15/2012
5/8/2013 – Coincided with protest

Protestors:
3/6/2011
6/29/2011
8/3/2011
8/18/2011
8/31/2011
9/14/2011
11/1/2011
11/30/2011
5/30/2012
11/30/2012
12/18/2012 – Protestors staged a play inside the lobby
5/8/2013 – Coincided with a truck billboard

EXHIBIT C

Direct-Mail Postcards


GILEAD
Squeezing
Every Last
Cent Out
of Truvada
AHF

Gilead is trying to ram Truvada for HIV prevention through the FDA despite serious concerns about its safety and effectiveness.

The multi-billion dollar profit Gilead is currently making on Truvada for its use as HIV treatment is not enough for them. Gilead now has its eyes on the billions of dollars that can be made by selling HIV drugs to people who don't have the disease.

This is an act of desperation to protect unsustainably high profits from Truvada, which will go off-patent in the next few years. Truvada utilizes the same active ingredient (Tenofovir) as nearly all of the company's other AIDS drugs. Gilead knows it doesn't have the pipeline to replace its Tenofovir-based drugs, so it's doing everything it can to squeeze out more profit – even if that means putting healthy people at risk.

It's time for Gilead to stop the greed and withdraw its FDA application for Truvada as HIV prevention now.

FOR MORE INFORMATION PLEASE VISIT NOMAGICPILLS.ORG

Nonprofit Organization
U.S. POSTAGE
PAID
Los Angeles, CA
Permit No. 1163

MR MONTY PHAN
OR CURRENT RESIDENT

*** FISMA & OMB Memorandum M-07-16 ***


The Need
GILEAD
GILEAD'S GREED
AHF

The Need

- AIDS Drug Assistance Programs (ADAP) cannot keep pace with the skyrocketing costs of AIDS drugs. As a result, over 9,000 people languish on ADAP waiting lists unable to access lifesaving treatment. Thousands more have been shut out from the program completely due to reductions in eligibility
- Gilead's Patient Assistant Program is failing to provide treatment to many of the patients that it claims to be helping

The Greed

- $200 million in pay for CEO John Martin over 5 years, making him the 7th highest paid U.S. CEO
- $6.5 billion in revenues for AIDS drugs in 2010
- 36% profit margin – the highest in the industry
- Millions of dollars in tax breaks for so-called "charitable" Patient Assistant Programs
- Charging publicly funded ADAP programs $10,000 per year for Atripla, a drug which only costs pennies on the dollar to make

VISIT 2GILEAD.ORG

PRESORTED
FIRST CLASS MAIL
U.S. POSTAGE
PAID
LOS ANGELES, CA
PERMIT NO. 1163

MR DENNIS G JACKSON

*** FISMA & OMB Memorandum M-07-16 ***


WHAT DID
JOHN MARTIN
DO TO EARN
$42 MILLION?
AHF

With over $42 million in compensation in 2011, and $200 million over the past five years, Gilead's CEO John Martin is the 7th highest paid executive in the nation. He has a higher annual compensation than the heads of ExxonMobil, Coca-Cola, and Microsoft combined. The annual revenues of these companies dwarf those of Gilead Sciences, which is a niche manufacturer of AIDS drugs. However, AIDS drugs are more profitable than oil, Coke, and Xbox, costing tens of thousands of dollars per year for a single patient.

With that profitability comes big problems for the taxpayer funded programs that purchase Gilead's drugs, like the Federal-state AIDS Drug Assistance Programs (ADAPs). ADAPs can no longer afford to pay through the nose for these drugs, leaving thousands of Americans without access to lifesaving AIDS treatment.

John Martin refuses to lower prices for ADAPs, even though this would have little to no impact on Gilead's profitability. Instead of condemning this behavior, Gilead's board and shareholders have rewarded it to the tune of $42 million in pay for their CEO.

It's time for Gilead to stop the greed and lower prices for cash-strapped ADAP programs.

FOR MORE INFORMATION PLEASE VISIT 2GILEAD.ORG

NONPROFIT ORGANIZATION
U.S. POSTAGE
PAID
LOS ANGELES, CA
PERMIT NO. 1163

MR MONTY PHAN
OR CURRENT RESIDENT

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT D

Recent Posts from AHF Website

AHF AIDS HEALTHCARE FOUNDATION

HIV/AIDS | Advocacy / Take Action | Medical Services | Global Programs | Media Center | About

Patients in Care:

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CUTTING EDGE MEDICINE AND ADVOCACY REGARDLESS OF ABILITY TO PAY.

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EXHIBIT E

Additional Websites and Advertisements

NO TEST?


HIV TEST

NO PILLS.


GILEAD

Truvada for HIV Pre-Exposure Prophylaxis (PrEP) is a safety risk.

FDA

SEND AN E-LETTER TO THE FDA

SEND E-LETTER

The Safety Risks of Truvada for HIV Pre-Exposure Prophylaxis (PrEP)

- People who contract HIV while taking PrEP will be at significantly higher risk for developing drug resistance, which makes HIV untreatable with most medications. It could even lead to the spread of an untreatable strain of the virus.
- Taking Truvada for PrEP increases the risk of kidney disease and long-term kidney damage that persist even after people stop taking the drug.

Take a look at our ads

You may have seen them in Frontiers, Washington Blade, South Florida Gay News, and other publications:


Giving up on Gay Men

There is no magic pill.

GILEAD'S GREEDY GAMBLE

HANDS OFF
HIV Prevention

Gilead's Truvada for Prevention:
JUST THE FACTS

AHF

kidney damage, enabling providers to consider recommending the cessation of PrEP for their patients.


GILEAD

Gilead Sciences will soon apply to the Food and Drug Administration (FDA) for approval to market its HIV chemo-therapy Truvada to HIV negative gay men. Truvada is currently only approved for use in HIV+ patients. However, it can be prescribed off-label to HIV negative patients by any doctor who feels that their patient is at high risk of contracting HIV.

The multi-billion dollar profit that Gilead is currently making on Truvada is not enough for them. Bloomberg has estimated that Gilead would add $1 billion in revenue if the FDA approves Truvada for use in HIV negatives. One billion dollars is more than the entire US government budget for HIV prevention.

Gilead is basing its application on a single study that found that it reduced infection by only 44%. What medication is approved based on only a 44% success rate? That means that 56% of the gay men who participated in the study were not protected.

The study itself is not reflective of the real world. The study participants were paid; they went to the doctor monthly and were tested for STDs and HIV monthly; they were individually intensively counseled to take their medication; the US participants were only drawn from San Francisco and Boston; and the overwhelming majority of study participants in the US were white and educated. Nevertheless, when their blood was tested, 51% of them had no Truvada in their system at all - they weren't taking the medication.


FF 95594731 A
THE UNITED STATES OF AMERICA
GILEAD'S GREEDY GAMBLE
FF 95594731 A
100
ONE HUNDRED DOLLARS

Gilead intends to charge $10,000 a year for the drug as a preventative. It is highly unlikely that government programs will pay for it. There are already 7,000 HIV infected patients on waiting lists nationwide who do not have access to medication. So only the wealthy and insured would have access.

About 26,000 gay men are infected with HIV every year in the United States. More than half of these are the result of men who are positive but don't know it. If the majority of gay men were not currently practicing safer sex most of the time these numbers would be much higher.

If we tell gay men that there is a magic pill that will protect them, fewer of them will use condoms and more of them will become infected. Gilead is irresponsibly seeking more profits based on a single study with dubious results. We respectfully urge them to hold-off in applying to the FDA to use Truvada for prevention until extensive studies in real-life situations, with diverse populations have been completed.

The first obligation of healthcare providers is to do no harm. Gilead is playing a very dangerous game.

NOMAGICPILLS.ORG

AIDS HEALTHCARE FOUNDATION

Giving up on Gay Men

By Michael Weinstein, *President, AIDS Healthcare Foundation*


GILEAD

Recent headlines applauded taking medication as 'pre-exposure prophylaxis' to prevent transmission of HIV among gay men. The news came in a study of nearly 2,500 men in six countries that found that an average man taking the medication was 44% less likely to become infected than a control group taking a placebo.

How very sad that we have come to this point. The applause for this approach shows just how disposable we consider the lives of gay men.

If we were talking about protecting the general population with a treatment that was only 44% effective, would we be celebrating? The 44% who received a benefit from the medications were intensively counseled monthly, with frequent blood draws and tests for sexual infections. This is in no way representative of any real world situation.

In the real world, why would anyone subject himself to drug therapy—with the potential of very serious side effects—every day if they had any intention of using condoms? If someone tells almost any man that it is safe to have sex without a condom, they will likely do so.

Kevin Fenton, chief of HIV/AIDS for the Centers for Disease Control and Prevention said: "*Some studies suggest that even a small increase in risk behavior due to a false sense of security about the pills effectiveness could actually increase HIV infections, an outcome we cannot afford.*"

A large percentage of patients already infected with HIV do not take their medications. How likely are uninfected men to take pills every day for the rest of their lives to prevent an HIV infection? If the pre-exposure HIV medication is not at therapeutic levels in their system before they have sex, they will not be protected.

The potential use of drugs to prevent HIV infection is based on the premise that we cannot succeed in getting gay men to use condoms. Has an effective effort really been made to market condoms in gay-friendly ways? Are condoms readily available in bars, bathhouses and other meeting spots? Advertised on TV? Do our political, religious and community leaders speak out forcefully for protecting gay men from HIV infection? No.

Another question: who will pay for this $10,000 per person, per year pre-exposure treatment?

I commend research into HIV prevention. But, our communities must consider these points if we are going to offer up hundreds of thousands of gay men for an unproven experiment.



For more information or to send a letter to Gilead CEO John C. Martin, Please visit **nomagicpills.org.**

AIDS HEALTHCARE FOUNDATION


HANDS OFF
HIV Prevention
By Michael Weinstein, *President, AIDS Healthcare Foundation*
GILEAD
The sexual health of gay men belongs to us. Not to drug companies, who want us to take expensive medication instead of taking precautions, so that they can make another billion dollars. It does not belong to the Centers for Disease Control (CDC), which is under orders to do HIV prevention, "without promoting homosexuality." It does not belong to the academics.
If we are going to protect our community's health, it is going to have to come from us.
The drug company Gilead wants us to take a $10,000-per-year pill (Truvada) to prevent HIV, even though their study showed it was only 44% effective under optimal circumstances. The CDC wants us to believe that collecting a group of men in a room for a few sessions of "sharing" is going to have a permanent benefit. Academics write endless papers that have nothing to do with the real world.
Gay men have unsafe sex for a variety of reasons. They love a man and think that having unprotected sex is the best way of showing it. They are too drunk or stoned. There is no condom around. Or, they don't think that their life is important enough to protect.
In the '80s and '90s, safer sex was almost universal. We were so freaked out by watching our friends get sick and die we wouldn't take the chance of getting infected.
So, where are we today? About half of all new infections in the U.S., some 28,000, come from men who have sex with men. More than half of those come from men who are unaware they are infected. So, with half a million men who know they are HIV-positive, only about 12,000 actual new infections happen each year from a man infecting another man. That is too many, but it indicates that most gay men are taking precautions most of the time.
We need a grassroots movement led by young gay men. We need an individual commitment to protect ourselves and our partners. We need to get as close to the heat of the moment—when people are actually making these decisions—as we can get.
So when a drug company tells you that prevention has failed and a pill will protect you, hold on to your wallet. When the CDC tries to prevent sexually transmitted disease without speaking frankly about sex, ignore them.
We ourselves have to reinvent HIV prevention in a new generation's image for our own benefit.
For more information or to send a letter to Gilead CEO John C. Martin,
Please visit nomagicpills.org.
AIDS HEALTHCARE FOUNDATION

EXHIBIT F

List of Press Releases

AHF STATEMENTS ON GILEAD – DECEMBER 20, 2013

ADVISORY/ AHF: Gilead Outrage On Hep C Drug Price!
AIDS Healthcare Foundation Press Release (December 6, 2013)

S.F. Voters Repudiate Gilead, Other Pharma's Greed With Prop. D Victory
AIDS Healthcare Foundation Press Release (November 7, 2013)

AHF Wins Major Ruling Against FDA On Gilead Prevention Pill
AIDS Healthcare Foundation Press Release (August 7, 2013)

AHF Shareholder Advocates Challenge Gilead On Drug Pricing At AGM
AIDS Healthcare Foundation Press Release (May 8, 2013)

AHF Says Corporate Welfare Fuels Gilead's Record Q1 Profits
AIDS Healthcare Foundation Press Release (May 2, 2013)

AHF: Congress Puts Foot Down On Funding High-Priced AIDS Drugs
AIDS Healthcare Foundation Press Release (March 27, 2013)

AHF Demands FDA Reversal On Use Of Gilead's HIV Prevention Pill For Women
AIDS Healthcare Foundation Press Release (March 5, 2013)

AIDS Advocates To Protest Gilead Sciences Over HIV And Hepatitis C Drug Pricing And Policies At C.R.O.I.
AIDS Healthcare Foundation Press Release (March 4, 2013)

'Stop Runaway Drug Pricing' Measure Qualifies for San Francisco Ballot, says the Committee on Fair Drug Pricing (a.k.a. FAIR)
AIDS Healthcare Foundation Press Release (March 1, 2013)

Join AHF in Supporting Petition to Obama Administration Encouraging Release of Hepatitis C Cure
AIDS Healthcare Foundation Statement (February 26, 2013)

Gilead Turns Tax-Supported Tax-Evader With Hep C Patent In Ireland, Says AHF
AIDS Healthcare Foundation Press Release (February 20, 2013)

AHF Challenges Gilead Over AIDS Drug Price Gouging Of U.S. Gov't Programs On 'Stribild'
AIDS Healthcare Foundation Press Release (January 29, 2013)

Lower Drug Pricing Key To Fix For Industry's Image, Says AHF
AIDS Healthcare Foundation Press Release (January 18, 2013)

AHF: Gilead's Record 76% Profit Margin Squeezes Taxpayer-Funded AIDS Programs
AIDS Healthcare Foundation Press Release (January 17, 2013)

Study On Generic HIV Meds Prompts AHF To Demand Gilead Cut ARV Prices
AIDS Healthcare Foundation Press Release (January 15, 2013)

AHF Blasts Gilead Price Hike On Four Key AIDS Drugs
AIDS Healthcare Foundation Press Release (January 10, 2013)

AHF Launches S.F. Ballot Measure To 'Stop Runaway Drug Pricing'
AIDS Healthcare Foundation Press Release (November 14, 2012; clip of November 19 Ballot Measure press conference available here) (Gilead and Stribild mentions)

AHF: Gilead Scores Record Profits On AIDS Drug Price Gouging
AIDS Healthcare Foundation (October 25, 2012)

AHF Advocacy Against Gilead's Truvada As HIV Prevention Yields Stronger FDA Drug Warning Label
AIDS Healthcare Foundation Press Release (October 11, 2012)

AIDS Protesters Led By AHF Target Gilead's CEO John Martin Over Drug Pricing, Salary At USCA
AIDS Healthcare Foundation Press Release (October 3, 2012)

AHF: Gilead's Stribild Not Covered By NY Medicaid; State Also Explores 'Prior Auth' Status For AIDS Drug
AIDS Healthcare Foundation Press Release (September 24, 2012)

AHF: Gilead Must Offer ADAP AIDS Drug Price Cut To Medicaid, Medicare
AIDS Healthcare Foundation Press Release (September 18, 2012)

AHF: Greed Pays--Gilead's John Martin Cashes Out At Public's Expense
AIDS Healthcare Foundation Press Release (September 7, 2012)

AHF Supports Price Cut On New AIDS Drug, Prods Gilead To Expand Cut To Other Program
AIDS Healthcare Foundation Press Release (September 6, 2012)

AHF: Gilead's $28K 'Predatory Pricing' Of New AIDS Drug Prompts Ballot Measure In S.F. To Reign In Drug Costs
AIDS Healthcare Foundation Press Release (August 28, 2012)

AHF: As Gilead Prepares To Price The 'Quad,' 20 California Legislators Say Aids Drug Pricing "Unsustainable"
AIDS Healthcare Foundation Press Release (August 18, 2012)

AHF Asks State Health Departments & AIDS Directors, Private Insurers To Place Gilead's New 'Quad' Pill On 'Prior Authorization' Status
AIDS Healthcare Foundation Press Release (August 17, 2012)

AHF Lauds Rep. Alcee Hastings (D, FL) For Congressional Letter Cautioning Gilead On Pricing Of New AIDS Drug
AIDS Healthcare Foundation (August 14, 2012)

CDC's Support For Gilead's HIV Prevention Pill For Women Is Reckless Says AHF
AIDS Healthcare Foundation Press Release (August 9, 2012)

AHF: Gilead's "Phony Consensus" On HIV Prevention Pill
AIDS Healthcare Foundation Press Release (August 9, 2012)

AHF: Gilead's CEO Martin Joins "$50 Million Club"
AIDS Healthcare Foundation Press Release (August 1, 2012)

AHF: FDA 'Reckless' In Approving Gilead's Controversial HIV 'Prevention' Pill
AIDS Healthcare Foundation Press Release (July 16, 2012)

AHF To Gilead: "No Magic Pill" Ads Warn Against AIDS Drug As HIV
AIDS Healthcare Foundation Press Release (March 9, 2011)

ADVISORY/ AHF: Gilead Outrage On Hep C Drug Price!
December 6, 2013
AIDS Healthcare Foundation Press Release

$84,000 for a twelve week supply of Sovaldi, Gilead's new Hepatitis C drug, (sofosbuvir), which was approved Friday by the F.D.A.--$1,000 a pill!

Drug is only one portion of a two drug, twelve-week combination treatment for hepatitis; Gilead's predatory history of price gouging on lifesaving medications sets stage for action from government officials and drug purchasers for government programs to compel Gilead to cut pricing.

WASHINGTON--(BUSINESS WIRE)--December 06, 2013-- AIDS Healthcare Foundation (AHF), the nation's largest HIV/AIDS nonprofit medical provider, expressed its profound outrage at Gilead Sciences over the price of Sovaldi, its new Hepatitis C drug, which was approved by the Food and Drug Administration (FDA) on Friday. Gilead set the price at $84,000 Wholesale Acquisition Cost (WAC) for a twelve-week supply of the drug--$1,000 per pill. The drug, known during drug trials as GS-7977 (sofosbuvir), is one component of a two-drug, twelve-week combination treatment for Hepatitis C, which affects an estimated 3.2 million people in the United States.

"For Gilead, we have outrage, pure and simple," said Michael Weinstein, President of AIDS Healthcare Foundation. "There can be no better example of the unbridled greed of the pharmaceutical industry than Gilead's latest move: pricing its new hepatitis drug at $84,000 per 28-tablet bottle or $1,000 per pill! Gilead's predatory pricing of Sovaldi is a direct threat to public heath, and it sets the stage for legislators and advocates to demand that officials who purchase drugs for government programs like Medicaid, Medicare and the AIDS Drug Assistance Programs act decisively to rein in pricing and protect patient access to lifesaving medications."

MEDIA AVAILABILITY: AHF to comment on FDA approval, and Gilead's pricing, of its new Hepatitis C drug, Sovaldi (sofosbuvir).

WHO: Michael Weinstein, President, AIDS Healthcare Foundation

CONTACT: Ged Kenslea, AHF Communications +1.323.791.5526 mobile

AIDS Healthcare Foundation (AHF), the largest global AIDS organization, currently provides medical care and/or services to more than 260,000 individuals in 32 countries worldwide in the US, Africa, Latin America/Caribbean, the Asia/Pacific Region and Eastern Europe. To learn more about AHF, please visit our website: www.aidshealth.org, find us on Facebook: www.facebook.com/aidshealth and follow us on Twitter: @aidshealthcare

AIDS Healthcare Foundation | Ged Kenslea | Communications Director | Work: 323-308-1833 | Cell: 323-791-5526 | gedk@aidshealth.org | or | Tom Myers | General Counsel & Chief of Public Affairs | Work: 323-860-5259 | tom.myers@aidshealth.org | SOURCE: AIDS Healthcare Foundation